United States
                   Securities and Exchange Commission
                         Washington, D.C.  20549

                              Schedule 13D

                Under the Securities Exchange Act of 1934



                        GREATER CHINA CORPORATION
                            (Name of Issuer)


                              COMMON STOCK
                     (Title of Class of Securities)


                               39167H 10 9
                             (CUSIP Number)



                            GARY S. ROBINSON
     UNIT 18, RIDGEWOOD INDUSTIRAL PARK, UCKFIELD, EAST SUSSEX TN22
                               5SX ENGLAND
                           011 44 1825 762932
     (Name and Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)



                             APRIL 27, 1998
         (Date of Event which requires Filing of this Statement)

        If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and filing this schedule because of Rule
                13d-1(b)(3) or (4) check the following___

      Check the following if a fee is being paid with the statement
                                  _____

  CUSIP No.: 39167H 10 9


  Name of Reporting Person

                      Gary S. Robinson

  Check the appropriate box if a Member of a group

                                     (a)  X
                                     (b)

  SEC USE ONLY



  SOURCE OF FUNDS

                      OO


  CHECK BOX IF DISCLOSURE OF LEGAL

                      Not applicable


  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                      United Kingdom

 Number of shares beneficially owned by each reporting person with:

                           7.   SOLE VOTING POWER        5,364,515
                           8.    SHARED VOTING POWER           0
                           9.    SOLE DEPOSITIVE POWER   5,364,515
                          10.   SHARED DEPOSITIVE POWER      0


   11.  AGGREGATE AMOUNT BENEFICILLAY OWNED BY EACH REPORTING
        PERSON
                   5,364,515

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES
                 Not applicable

    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 22.4%

  14.  TYPE OF REPORTING PERSON

                 IN

  CUSIP No:  39167H 10 9

   Name of Reporting Person

                 Richard B. George

  2.   Check the appropriate box if a Member of a group

                                     (a)  X
                                     (b)


  3.   SEC USE ONLY



  4.   SOURCE OF FUNDS

                 OO


  5.   CHECK BOX IF DISCLOSURE OF LEGAL

                 Not applicable

  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United Kingdom

  Number of shares Beneficially owned by each reporting person with:

                      7.   SOLE VOTING POWER        5,364,515
                      8.   SHARED VOTING POWER      0
                      9.    SOLE DEPOSITIVE POWER   5,364,515
                     10.   SHARED DEPOSITIVE POWER      0


  11.  AGGREGATE AMOUNT BENEFICILLAY OWNED BY EACH REPORTING
       PERSON

                 5,364,515

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES
                 Not Applicable


  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 22.4%

  14.  TYPE OF REPORTING PERSON

                 IN

  CUSIP No.: 39167H 10 9


  1.  Name of Reporting Person

                      Ian C. Hatchell

  2.  Check the appropriate box if a Member of a group

                                     (a)  X
                                     (b)


  3.  SEC USE ONLY


  4.   SOURCE OF FUNDS

                      OO


  5.   CHECK BOX IF DISCLOSURE OF LEGAL

                      Not applicable


  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                      United Kingdom

  Number of shares beneficially owned by each reporting person with:

                      7.        SOLE VOTING POWER        1,375,517
                      8.        SHARED VOTING POWER           0
                      9.        SOLE DEPOSITIVE POWER    1,375,517
                     10.        SHARED DEPOSITIVE POWER       0

    11.  AGGREGATE AMOUNT BENEFICILLAY OWNED BY EACH REPORTING
         PERSON

                                1,375,517

    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                           Not applicable


    13.  PERCENT OF CLASS REPRESENTED


                           5.75%

    14.  TYPE OF REPORTING PERSON

                           IN

  CUSIP No.: 39167H 10 9

  1.   Name of Reporting Person



                      Sark Consultants Limited



  2.  Check the appropriate box if a Member of a group

                                     (a)  X
                                     (b)

  3.  SEC USE ONLY





  4.  SOURCE OF FUNDS

                      OO


   5. CHECK BOX IF DISCLOSURE OF LEGAL

                      Not applicable


   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                      Turks & Caicos, British West Indies

  Number of shares beneficially owned by each reporting person with:

                        7.   SOLE VOTING POWER        1,237,965
                        8.    SHARED VOTING POWER     0
                        9.    SOLE DEPOSITIVE POWER   1,237,965
                       10.  SHARED DEPOSITIVE POWER  0

  11.  AGGREGATE AMOUNT BENEFICILLAY OWNED BY EACH REPORTING
       PERSON

                 1,237,965

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES
                 Not applicable


  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 5.17%

  14.  TYPE OF REPORTING PERSON

                 CO

                            SCHEDULE 13D


  Gary S. Robinson, Richard B. George
  Ian C. Hatchell, Sark Consultants Limited


  Item 1.   Security and Issuer

                 Common Stock
                 Greater China Corporation
                 27 East 61st Street
                 New York, New York  10021


  Item 2.   Identity and Background

                Gary S. Robinson:

                      a.   Gary S. Robinson

                      b.   Unit 18, Ridgewood Industrial Park
                           Uckfield, TN22 5SX  ENGLAND

                      c.   Chief Executive Officer
                           Greater China Corporation
                           27 East 61st Street
                           New York, NY  10021

                           Director
                           The International Technology
                           Group Ltd.
                           Suite 8E
                           World Trust Tower
                           50 Stanley Street
                           Central, Hong Kong

                      Not applicable

                      Not applicable

                      United Kingdom


                      Richard B. George

                      a.   Richard B. George

                      b.   Unit 18, Ridgewood Industrial Park
                           Uckfield, TN22 5SX   England

                      c.   Executive Vice President
                           Greater China Corporation
                           27 East 61st Street
                           New York, NY  10021

                           Director
                           The International Technology
                           Group Ltd.
                           Suite 8E
                           World Trust Tower
                           50 Stanley Street
                           Central, Hong Kong

                      d.   Not applicable

                      e.   Not applicable

                      f.   United Kingdom


            Ian C. Hatchell

                      a.   Ian C. Hatchell

                      b.   Unit 18, Ridgewood Industrial Park
                           Uckfield, TN22 5SX  ENGLAND

                      Director
                           Arnhem Technology Ltd.
                           Suite 8E
                           World Trust Tower
                           50 Stanley Street
                           Central, Hong Kong

                      d.   Not applicable

                      e.   Not applicable

                      f.   United Kingdom


                 Sark Consultants Limited

                      a.   Sark Consultants Limited

                      b.   Turks & Caicos, British West Indies

                      Investment Company
                           P. O. Box 107 Oceanic House
                           Duke Street
                           Grand Turk,
                           Turks & Caicos Islands
                           British West Indies

                      d.   Not applicable

                      e.   Not applicable


  Item 3.   Source and Amount of Funds or Other Consideration

                      See Item 4

  Item 4.   Purpose of the Transaction

       On April 27, 1998, the shareholders of The International Technology Group ( ITG ) completed the transaction contemplated by an Agreement for the Exchange of Stock dated September 30, 1997 which was amended on March 27, 1998 (the Share Exchange
  Agreement ).   In connection with the Share Exchange Agreement,
  Greater China Corporation ( GCHC ) has issued 13,755,169 shares (the Exchanged GCHC Shares ) of common stock, par value $0.02 per shares (the Common Stock ) of GCHC to the shareholders of ITG (the ITG Shareholders ) in exchange for 100% of the issued and outstanding shares (the Exchanged ITG Shares ) of ITG. Of this aggregate amount, Gary S. Robinson ( Robinson ) received a total of 5,364,515 common shares, Richard B. George ( George ) received a total of 5,364,515 common shares, Ian C. Hatchell
  ( Hatchell ) received 1,375,517 shares and Sark Consultants Limited ( Sark ) received 1,237,965 shares. Robinson, George Hatchell and Sark were ITG shareholders.

       Prior to the completion of the Share Exchange Agreement, as amended, GCHC had issued and outstanding 10,179,773 shares of Common Stock. At the closing (the Closing ) of the Share Exchange Agreement, GCHC issued a total of 13,755,169 shares of Common Stock in the aggregate to the ITG shareholders representing approximately 57% of the issued and outstanding shares of GCHC. The Exchanged GCHC Shares collectively issued to Mr. Robinson, Mr. George, Mr. Hatchell and Sark Consultants Limited consisted of approximately 55.8% of the issued and outstanding shares of GCHC or approximately 22.4% beneficially owned by each of Mr. Robinson and Mr. George, approximately 5.8% owned beneficially by Mr. Hatchell and approximately 5.2% owned beneficially by Sark Consultants Limited. No other ITG shareholders received in excess of 5% of the issued and outstanding shares of GCHC.

       Further, in connection with the Share Exchange Agreement, Messrs. Robinson and George became members of the Board of Directors of GCHC. Additionally, Mr. Robinson became President and Chief Executive Officer of GCHC and Mr. George became Executive Vice President of GCHC. Mr. Robinson and Mr. George continue to serve in their capacity as Directors of ITG.

  Item 5.   Interest in Securities of the Issuer

            Gary S. Robinson
                 a)   5,364,515 shares  (22.4%)
                 b)   Sole voting and dispositive powers
                                          5,364,515 shares
                 c)   Not applicable
                 d)   Not applicable
                 e)   Not applicable

            Richard B. George
                 a)   5,364,515 shares (22.4%)
                 b)   Sole voting and dispositive powers
                                          5,364,515 shares
                 c)   Not applicable
                 d)   Not applicable
                 e)   Not applicable

            Ian C. Hatchell
                 a)   1,375,517 shares (5.75%)
                 b)   Sole voting and dispositive powers
                                          1,375,517 shares
                 c)   Not applicable
                 d)   Not applicable
                 e)   Not applicable


            Sark Consultants Limited
                 a)   1,237,965 shares (5.17%)
                 b)   Sole voting and dispositive powers
                                     1,237,965 shares
                 c)   Not applicable
                 d)   Not applicable
                 e)   Not applicable


  Item 6.   Contracts, Arrangements, Understandings or
              Relationships with Respect to Securities of the Issuer.

                      See Item 4

  Item 7.   Material to be filed as Exhibits

            1.   Agreement for the Exchange of Stock, dated as of
                   September 30, 1997.
            2.   Amendment No. 1 of the Agreement for the Exchange
                   of Stock dated March 27, 1998

                           Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  July 2, 1998                       /s/ Gary S. Robinson
                                     ----------------------
                                         Gary S. Robinson



  July 2, 1998                       /s/ Richard B. George
                                     ----------------------
                                         Richard B. George


  July 2, 1998                       /s/ Ian C. Hatchell
                                     ----------------------
                                         Ian C. Hatchell


  July 2, 1998                       /s/ Sark Consultants Limited
                                     -----------------------------
                                        Sark Consultants Limited

                           INDEX TO EXHIBITS

  Exhibit             Description of Document
  Sequentially
                                                    Numbered Page


  A                   Agreement for the Exchange of
                      Stock dated September 30, 1997          12

  B                   Amendment No. 1 to the Agreement
                      For the Exchange of Stock dated         74
                      March 27, 1998

  Exhibit A


                   AGREEMENT FOR THE EXCHANGE OF STOCK

                            by and among


                      GREATER CHINA CORPORATION
                       a Delaware Corporation


                              and


            THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
                     a Hong Kong Ccorporation


                             and

              Gary Steven Robinson, an Individual;

              Richard Barrie George, an Individual;

              Ian Charles Hatchell, an Individual;

               Simon Mark Coates, an Individual;

             Mukhtiar Singh-Sohal, an Individual;

             Martyn Paul Booker, an Individual; and

            Sark Consultants Limited, a Corporation



               Dated as of 30 September 1997

                TABLE OF CONTENTS

  ARTICLE I         REPRESENTATIONS, COVENANTS AND
                    WARRANTIES OF ITG

  Page
       Section 1.1    Organization
       Section 1.2    Capitalization
       Section 1.3    Subsidiaries
       Section 1.4    Options and Warrants
       Section 1.5    Binding Obligation; No Default
       Section 1.6    Compliance with Other
                       Instruments, etc.
       Section 1.7    Consents
       Section 1.8    Books and Records
       Section 1.9    Financial Statements
       Section 1.10   No Undisclosed Liabilities
       Section 1.11   Absence of Certain Changes
       Section 1.12   Plant and Equipment
       Section 1.13   Leases
       Section 1.14   Tax Returns
       Section 1.15   Transactions with Affiliates
       Section 1.16   Litigation
       Section 1.17   No Condemnation or Expropriation
       Section 1.18   Absence of Questionable Payments
       Section 1.19   Accuracy of Information Furnished
       Section 1.20   Title to Trade Names
       Section 1.21   Real Properties
       Section 1.22   Title and Related Matters
       Section 1.23   Title to the Exchanged ITG Stock
       Section 1.24   Securities Warranties
       Section 1.25   ITG Schedules

  ARTICLE II     REPRESENTATIONS, COVENANTS AND
                 WARRANTIES OF GCC

       Section 2.1    Organization
       Section 2.2    Capitalization
       Section 2.3    Subsidiaries
       Section 2.4    Options and Warrants
       Section 2.5    Binding Obligation; No Default
       Section 2.6    Compliance with Other Instruments, etc.

       Section 2.7    Consents
       Section 2.8    Books and Records
       Section 2.9    Financial Statements

       Section 2.10   No Undisclosed Liabilities
       Section 2.11   Absence of Certain Changes
       Section 2.12   Plant and Equipment
       Section 2.13   Leases
       Section 2.14   Tax Returns
       Section 2.15   Transactions with Affiliates
       Section 2.16   Litigation
       Section 2.17   No Condemnation or Expropriation
       Section 2.18   Absence of Questionable Payments
       Section 2.19   Accuracy of Information Furnished
       Section 2.20   Title to Trade Names
       Section 2.21   Real Properties
       Section 2.22   Title and Related Matters
       Section 2.23   Title to the Exchanged GCC Stock
       Section 2.24   Compliance With Exchange Act
       Section 2.25   GCC Schedules

  ARTICLE III    DELIVERY OF SHARES

       Section 3.1    Appointment of Director
       Section 3.2    Escrow Arrangements
       Section 3.3    Raising of Additional Capital
       Section 3.4    ITG Audited Financial Statements
       Section 3.5    GCC Audited Financial Statements
       Section 3.6    Additional Shares of GCC Common Stock
       Section 3.7    Employment Contracts
       Section 3.8    Conditions to Delivery of Shares from Escrow
       Section 3.9    Termination

  ARTICLE IV          SPECIAL COVENANTS

       Section 4.1    Access to Properties and Records
       Section 4.2    Availability of Rule 144
       Section 4.3    Information for GCC Registration
                       Statement and Public Reports
       Section 4.4    Special Covenants and Representations
                       Regarding the Exchanged GCC Stock
       Section 4.5    Third Party Consents
       Section 4.6    Actions Prior to Closing
       Section 4.7    Indemnification

  ARTICLE V      CONDITIONS PRECEDENT TO OBLIGATIONS OF GCC
       Section 5.1    Accuracy of Representations
       Section 5.2    Officer's Certificate
       Section 5.3    No Material Adverse Change
       Section 5.4    Opinion of Counsel to ITG
       Section 5.5    Other Items

  ARTICLE VI     CONDITIONS PRECEDENT TO OBLIGATIONS OF ITG
                 AND THE ITG SHAREHOLDERS

       Section 6.1    Accuracy of Representations
       Section 6.2    Officer's Certificate
       Section 6.3    No Material Adverse Change
       Section 6.4    Opinion of Counsel to GCC
       Section 6.5    Other Items

  ARTICLE VII    MISCELLANEOUS

       Section 7.1    Brokers and Finders
       Section 7.2    Law Forum and Jurisdiction
       Section 7.3    Notices
       Section 7.4    Attorneys' Fees
       Section 7.5    Confidentiality
       Section 7.6    Schedules; Knowledge
       Section 7.7    Third Party Beneficiaries
       Section 7.8    Entire Agreement
       Section 7.9    Survival; Termination
       Section 7.10   Counterparts
       Section 7.11   Amendment or Waiver
       Section 7.12   Incorporation of Recitals
       Section 7.13   Expenses
       Section 7.14   Headings; Context
       Section 7.15   Benefit
       Section 7.16   Public Announcements
       Section 7.17   Severability
       Section 7.18   Failure of Conditions; Termination
       Section 7.19   No Strict Construction
       Section 7.20   Execution Knowing and Voluntary

            AGREEMENT FOR THE EXCHANGE OF STOCK

       THIS AGREEMENT FOR THE EXCHANGE OF STOCK (the "Agreement"), is entered into as of 30 September, 1997 by and among (1) Greater China Corporation, a Delaware corporation ("GCC"), (2) The International Technology Group Limited, a Hong Kong corporation ("ITG") and (3) Gary Steven Robinson, an individual, Richard Barrie George, an individual, Ian Charles Hatchell, an individual, Simon Mark Coates, an individual, Mukhtiar Singh-Sohal, an individual, Martyn Paul Booker, an individual, and Sark Consultants Limited, a corporation (collectively, the "ITG Shareholders").

  Premises

       WHEREAS, this Agreement provides for the exchange of 10,000 shares of HK$1.00 Value, Ordinary shares of stock (the "Exchanged ITG Stock") of ITG owned by the ITG Shareholders, in exchange for 10,000,000 shares of the US$0.02 par value shares of the Common Stock, subject to adjustment in accordance with section 3.6, (the "Exchanged GCC Stock") of GCC;

       WHEREAS, the parties intend and believe that it is in their best interests to enter into this Agreement and the other agreements contemplated herein;

  Agreement

       NOW, THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the parties to be derived here from, it is hereby agreed as follows:

                              ARTICLE I

        REPRESENTATIONS, COVENANTS AND WARRANTIES OF ITG

       As an inducement to, and to obtain the reliance of GCC, ITG represents and warrants, as follows:

       Section 1.1 Organization. ITG is a corporation duly organized, validly existing and in good standing under the laws of Hong Kong and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in such states in which the character and location of the assets owned by ITG or the nature of the business transacted by it requires qualification, except where the failure to so qualify would not have a Material Adverse Effect (defined below) upon the assets, business, properties or operations of ITG. Included in the ITG Schedules (as hereinafter defined) as Schedule 1.1 are complete and correct copies of the Memorandum of Association and bylaws of ITG and each of its subsidiaries as in effect on the date hereof.

       Section 1.2 Capitalization. The authorized capitalization of ITG consists of 10,000 Ordinary shares of stock, HK$1.00 Value (the "ITG Ordinary Stock"), the ownership of which is set forth in Schedule 1.2 hereto. As of the Share Delivery Date (defined below), there are 10,000 shares of ITG Ordinary Stock issued and outstanding. All issued and outstanding shares of ITG Ordinary Stock are legally issued, fully paid and nonassessable, and are not issued in violation of the preemptive or other rights of any person. ITG does not have any other class of shares.

       Section 1.3  Subsidiaries and Predecessor Corporations.
  Except as set forth on Schedule 1.3, ITG does not have any subsidiaries and does not own, beneficially or of record, any shares of any other corporation.

       Section 1.4 Options and Warrants. There are no outstanding: (a) securities convertible into or exchangeable for any of ITG's capital stock; or (b) options, warrants, calls or other rights to purchase or subscribe to capital stock of ITG or securities convertible into or exchangeable for capital stock of ITG. ITG is not a party to any voting trust agreement or other contract, agreement, arrangement, commitment, plan or understanding restricting or otherwise relating to voting or dividend rights with respect to the ITG Ordinary Stock.

       Section 1.5 Binding Obligation; No Default. ITG and the ITG Shareholders have duly taken all action necessary to authorize the execution, delivery and performance of this Agreement and the other instruments and agreements contemplated hereby. Such execution, delivery and performance does not and will not, to the best knowledge of the ITG Shareholders, constitute a default under or a violation of any agreement, order, award, judgment, decree, statute, law, rule, regulation or any other instrument to which ITG or the ITG Shareholders are parties or by which ITG or the property of ITG may be bound or may be subject. This Agreement constitutes the legal, valid and binding obligation of ITG and the ITG Shareholders, enforceable against ITG and the ITG Shareholders in accordance with its terms.

       Section 1.6 Compliance with Other Instruments, etc. Neither the execution and delivery of this Agreement by ITG and the ITG Shareholders nor compliance by ITG or the ITG Shareholders with the terms and conditions of this Agreement will: (a) require ITG or the ITG Shareholders to obtain the consent of any governmental agency; (b) constitute a material default under any indenture, mortgage or deed of trust to which ITG or the ITG Shareholders are parties or by which ITG, the ITG Shareholders or their respective properties may be subject; (c) cause the creation or imposition of any lien, charge or encumbrance on any of ITG's assets or the assets of the ITG Shareholders; or (d) breach any statute or regulation of any governmental authority, or will on the Share Delivery Date (as defined below) conflict with or result in a breach of any of the terms or conditions of any judgment, order, injunction, decree or ruling of any court or governmental authority, domestic or foreign, to which ITG or the ITG Shareholders are subject.

       Section 1.7 Consents. Except as set forth in Schedule 1.7 hereto, no consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority or any third party is required to be made or obtained by ITG or the ITG Shareholders in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

       Section 1.8 Books and Records. To the best knowledge of the ITG Shareholders, the books of account and other financial records of ITG are complete and correct in all material aspects. To the best knowledge of the ITG Shareholders, the minute books of ITG, as previously made available to GCC and its legal counsel, contain records of all meetings and accurately reflect all other material corporate action of the shareholders, directors and any committees of the Board of Directors of ITG.

       Section 1.9 Financial Statements. To the best knowledge of the ITG Shareholders, the audited statements of assets and liabilities of ITG as of March 31, 1996 (the "ITG Audited Financial Statements") and the unaudited statements of assets and liabilities of ITG as of March 31, 1997 (the "ITG Unaudited Financial Statements"), copies of which are attached as Schedule
  1.9 hereto, fairly present the financial position of ITG for the period reflected in such financial statements. The ITG Audited Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). (The ITG Audited Financial Statements and the ITG Unaudited Financial Statements shall collectively be referred to herein as the "ITG Financial Statements").

       Section 1.10 No Undisclosed Liabilities. To the best knowledge of the ITG Shareholders, except as set forth on
  Schedule 1.10 hereto, ITG does not have any material liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which were not adequately reflected or reserved against on the ITG Financial Statements, except for liabilities and obligations incurred since March 31, 1997 in the ordinary course of ITG's business and consistent with past practice and which, in any event, in the aggregate, would not have a Material Adverse Effect (defined below).

       Section 1.11 Absence of Certain Changes. To the best knowledge of the ITG Shareholders, except as and to the extent set forth on Schedule 1.11 hereto or except as otherwise expressly contemplated hereby, since March 31, 1997, ITG has not:

            (a) Suffered any material adverse change in its financial condition, assets, liabilities (absolute, accrued, contingent or otherwise), or reserves, and no event has occurred and no action has been taken by ITG or, to the best knowledge of the ITG Shareholders, any other person, nor is any such event or action, to the best knowledge of the ITG Shareholders, contemplated or threatened, which might reasonably be expected to have a material adverse effect on the assets, operations or conditions (financial or otherwise) of the business of ITG and its subsidiaries taken as a whole (for the purposes of Article 1, "Material Adverse Effect");

            (b) Suffered any material adverse change in its business or operations;

            (c) Experienced any shortage of raw materials or supplies;

            (d)  Incurred any liabilities or obligations
  (absolute, accrued, contingent or otherwise) except items incurred in the ordinary course of business and consistent with past practice, none of such liabilities or obligations exceeds US$50,000 individually, or US$100,000 in the aggregate, (counting obligations or liabilities arising from one transaction or a series of similar transactions, and all periodic installments or payments under any lease or other agreement providing for periodic installments or payments, as a single obligation or liability), or increased or changed any assumptions underlying or method of calculating any bad debt, contingency or other reserves;

            (e) Paid, discharged or satisfied any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities and obligations reflected or reserved against in the ITG Financial Statements or incurred in the ordinary course of business and consistent with past practice since the date of the ITG Financial Statements;

            (f) Permitted or allowed any of its property or assets (real, personal or mixed, tangible or intangible) to be subjected to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind;
            (g) Written down the value of any inventory in excess of US$50,000 (including write-downs by reason of shrinkage or markdown) or written down or written off as uncollectible any notes or accounts receivable in excess of US$50,000;

            (h) Canceled any debts or waived any claims or rights in excess of US$50,000;

            (i) Except in the ordinary course of business and consistent with past practice, sold, transferred or otherwise disposed of any of its properties or assets in excess of US$50,000 (real, personal or mixed, tangible or intangible);

            (j) Disposed of or permitted to lapse any rights to the use of any Trade Name (defined below) necessary to permit ITG to conduct its business or develop its products, or disposed of or disclosed to any person, other than representatives of GCC, any Proprietary Information or Technical Information (defined below) not theretofore a matter of public knowledge necessary to permit ITG to conduct its business or develop its products;

            (k) Granted any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) other than in the ordinary course of business and consistent with past practice, or any increase in the compensation (including, without limitation, salary and bonus) payable or to become payable to any officer or key employee;

            (l) Made any single capital expenditure or commitment in excess of US$50,000 for additions to property, plant, equipment or intangible capital assets or made aggregate capital expenditures and commitments in excess of US$50,000 for additions to property, plant, equipment or intangible capital assets;

            (m) Declared, paid or set aside for payment any dividend or other distribution in respect of its capital stock;

            (n) Made any change in any method of accounting or accounting practice;

            (o) Paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any "Affiliate" or "Associate" of ITG or the ITG Shareholders as such terms are defined in Rule 405 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, or any officer, director or stockholder of ITG or the ITG Shareholders (collectively, "Affiliates" or individually, an "Affiliate");

            (p) Made any gifts, or sold, transferred or exchanged any property of any material value for less than the fair value thereof;

            (q) Suffered any material loss or damage (whether or not covered by insurance); or

            (r) Agreed, whether in writing or otherwise, to take any action described in this Section 1.11.

       Section 1.12 Plant and Equipment. To the best knowledge of the ITG Shareholders, the material plants, buildings, fixtures, structures and equipment owned, leased or used by ITG are in reasonable operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

       Section 1.13 Leases. To the best knowledge of the ITG Shareholders, a true and correct copy of each current lease to which ITG or any of its subsidiaries is a party is attached as
  Schedule 1.13, and no changes have been made thereto. To the best knowledge of the ITG Shareholders, each such lease is valid and in full force and effect, there are no existing material defaults by ITG thereunder, and, to the best knowledge of the ITG Shareholders, no event has occurred which (with notice, lapse of time or both) would constitute a default thereunder by any party to such leases. To the best knowledge of the ITG Shareholders, ITG is presently in compliance in all material respects with all laws, rules, regulations and ordinances relating to land use restrictions which are applicable to any portion of the land subject to the real property leases. To the best knowledge of the ITG Shareholders, no consent is required from the lessor under any lease of real or personal property prior to the consummation of the transactions contemplated hereby.

       Section 1.14 Tax Returns. To the best knowledge of the ITG Shareholders, true and correct copies of all ITG Tax Returns have been delivered to GCC and, except as set forth in ITG's Tax Returns and Statements, ITG has: (a) filed or has caused to be filed all material foreign, territorial, franchise, income, sales, gross receipts and all other tax returns and statements required to be filed by ITG or on its behalf and which were due prior to the date of this Agreement (the "Tax Returns and Statements"); (b) paid within the time and in the manner prescribed by law all Taxes (as defined below), due for all periods ending on or prior to the date of this Agreement, except with respect to Taxes which are immaterial in amount and the failure to so pay or file would not result in material penalties and would not have a Material Adverse Effect; and (c) established adequate reserves for the payment of all unpaid Taxes as of the date of the ITG Financial Statements. To the best knowledge of the ITG Shareholders, the Tax Returns and Statements are true, complete and accurate, in all material respects. Since March 31, 1997, no tax assessment or deficiency has been made against ITG nor has any notice been given of any actual or proposed assessment or deficiency which has not been paid or for which an adequate reserve has not been set aside. ITG has not received any notice that any of the Tax Returns and Statements is now being or will be the subject of any dispute or investigation, and no consents extending any applicable statute of limitations have been filed.

       For purposes of this Agreement, "Taxes" shall mean any and all taxes, payroll and employment related taxes, levies, assessments, charges or other fees, together with any interest, penalties or other additions, imposed by any governmental authority upon ITG.

       Section 1.15 Transactions with Affiliates. To the best knowledge of the ITG Shareholders, no Affiliate of ITG has any interest, directly or indirectly, in any lease, lien, contract, license, encumbrance, loan or other agreement to which ITG is a party, or any interest in any competitor, supplier or customer of ITG. To the best knowledge of the ITG Shareholders, except as set forth in Schedule 1.15, ITG is not indebted, directly or indirectly, to any Affiliate of ITG, for any liability or obligation, whether arising by reason of stock ownership, contract, oral or written agreement or otherwise. To the best knowledge of the ITG Shareholders, except as set forth in
  Schedule 1.15 no Affiliate is indebted, directly or indirectly, to ITG or the ITG Shareholders.

       To the best knowledge of the ITG Shareholders, no Affiliate:(a) is a party to any contract or arrangement with ITG pursuant to which it directly provides material services to ITG; or (b) is a party to any contract or arrangement with a third party, to which ITG is not a party, but under which ITG receives any material amount of goods or services from said third party. To the best knowledge of the ITG Shareholders, all goods and services provided to ITG by any of its Affiliates and all goods and services provided to any of its Affiliates by ITG, at any time since ITG's inception have been charged to the recipient at a price that would have been acceptable to an unrelated third party receiving such goods and services in an arm's-length transaction with the provider.

       Section 1.16 Litigation. To the best knowledge of the ITG Shareholders, except as set forth in Schedule 1.16 hereto:

            (a) there is no pending or, to the best knowledge of the ITG Shareholders, threatened complaint, charge, claim, action, suit or arbitration proceeding before any federal, territorial, state, municipal, foreign or other court or governmental or administrative body or agency, or any private arbitration tribunal or any investigation or inquiry before any federal, territorial, state, municipal, foreign or other court or governmental or administrative body or agency against, relating to or affecting: (i) ITG or any of the ITG Shareholders; (ii) the assets, properties or business of ITG; or
  (iii) the transactions contemplated by this Agreement, nor, to the best knowledge of the ITG Shareholders, is there any basis for any such complaint, charge, claim, action, suit, arbitration proceeding, investigation or inquiry which could have a Material Adverse Effect;

            (b) There is not in effect any order, judgment or decree of any court or governmental or administrative body or agency enjoining, barring, suspending, prohibiting or otherwise limiting ITG or, to the best knowledge of the ITG Shareholders, from conducting or engaging in any aspect of the business of ITG, or requiring ITG or, to the best knowledge of the ITG Shareholders, any of the ITG Shareholders to take certain action with respect to any aspect of the business of ITG which could reasonably be anticipated to have a Material Adverse Effect; and

            (c) Neither ITG nor the ITG Shareholders are in violation of or default under any applicable order, judgment, writ, injunction or decree of any federal, territorial, state, municipal, foreign or other court or regulatory authority.

       Section 1.17 No Condemnation or Expropriation. To the best knowledge of the ITG Shareholders, neither the whole nor any portion of the leasehold properties or any other assets of ITG is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the best knowledge of the ITG Shareholders, has any such condemnation, expropriation or taking been proposed.

       Section 1.18 Absence of Questionable Payments. To the best knowledge of the ITG Shareholders, neither ITG nor the ITG Shareholders has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds for such purpose. To the best knowledge of the ITG Shareholders, neither ITG nor any of the ITG Shareholders has accepted or received any unlawful contributions, payments, gifts or expenditures.

       Section 1.19 Accuracy of Information Furnished. No representation or warranty by ITG contained in this Agreement or in respect of the exhibits, schedules or documents delivered to GCC by ITG and any ITG Shareholder and no statement contained in any certificate furnished or to be furnished by or on behalf of ITG pursuant hereto, or in connection with the transactions contemplated hereby, contains, or will contain as of the date such representation or warranty is made or such certificate is or will be furnished, and as of the Share Delivery Date, any untrue statement of a material fact, or omits or will omit to state as of the date such representation or warranty is made or such certificate is or will be furnished, any material fact which is necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. True and correct copies of each agreement and other document referred to in the schedules hereto have been furnished by ITG and GCC. True and correct copies of each agreement and other document referred to in the schedules hereto have been furnished by ITG to GCC.

       Section 1.20 Title to Trade Names. To the best knowledge of the ITG Shareholders, ITG has good and marketable title to its Trade Names and its Proprietary Information (defined below) used in its business, and they are free and clear of any lien, mortgage, charge, security interest, pledge or other encumbrance or other adverse claim or interest of any nature. To the best knowledge of the ITG Shareholders ITG is the sole and exclusive owner of the Trade Names as of the Closing Date. ITG has the right and power to assign the Trade Names and made no prior transfer, sale or assignment of all or any part of Trade Names.

       The following terms as used in this Agreement shall have the meanings set forth below:

       "Proprietary Information" shall mean all of the information regarding any products or services related to the business of ITG or the GCC Group, as the case may be, which constitute reliable trade secrets or proprietary business information, including, without limitation, such information as encompassed in all drawings, designs, formulas, devices, compilations, computer programs and software devices, plans, manuals, proposals, financial information, costs, pricing information, marketing or sales plans, accounting, customer lists or any other trade secrets or proprietary information whether now existing or hereinafter developed whether it gives the disclosing party any competitive advantage over those who do not know or use it, or whether it is patentable or subject to copyright or trademark protection.

       "Technical Information" means all information, knowledge, engineering and technical data, manufacturing data, raw data, developments, projections, proprietary data, manufacturing drawings, product specifications, manufacturing and assembly techniques, production descriptions, skills, methods, trade secrets, processes, procedures and know how and other information or improvements thereto in existence on the date hereof or thereafter developed.

       "Trade Names" shall mean those trade names, trademarks, service marks and logos set forth in Schedule 1.20 hereto.

       Section 1.21 Real Properties. To the best knowledge of the ITG Shareholders, Schedule 1.21 hereto is an accurate and complete list of all real property owned or leased by ITG. Copies of the lease agreements for such properties are attached thereto.

       Section 1.22 Title and Related Matters. To the best knowledge of the ITG Shareholders, ITG has good and marketable title to and is the sole and exclusive owner of all of its material properties, inventory, interests in properties and assets, real and personal, copyrights, trademarks, service marks and Trade Names (collectively, the "ITG Assets") which are reflected in the most recent ITG balance sheet and the ITG Schedules or acquired after that date (except properties, interests in properties and assets sold or otherwise disposed of since such date in the ordinary course of business), free and clear of all liens, pledges, charges or encumbrances except: (a) liens or claims not yet delinquent; (b) such imperfections of title and easements as do not and will not, materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties; and (c) as described in the ITG Schedules. To the best knowledge of the ITG Shareholders, except as set forth in the ITG Schedules, ITG owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever, any and all products it is currently manufacturing, including the underlying technology and data, and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with ITG's business. To the best knowledge of ITG, except as set forth in the ITG Schedules, no third party has any right to, and ITG has not received any notice of infringement of or conflict with asserted rights of others with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

       Section 1.23 Title to the Exchanged ITG Stock. (a) Upon the fulfilment of all conditions set forth in the Escrow Agreement and delivery of all the certificates and the Schedules called for in this agreement and the release by the Escrow Agent to GCC of the transfers and certificates relating to the Exchanged ITG Stock described in Section 3.2 of this Agreement, GCC, subject to the stamping of such transfers, will receive good and marketable title to the 10,000 shares of the Exchanged ITG Stock, which shall constitute one hundred percent (100%) of the issued and outstanding capital stock of ITG, all of such Exchanged ITG Stock shall be received by GCC as validly issued, fully paid and nonassessable, free and clear of all pledges, liens, encumbrances, security interests, equities, options, claims, charges, limitations on voting rights or rights to receive dividends, or other restrictions of any kind (other than any generally imposed by federal, corporate or territorial securities laws or as otherwise provided for in this Agreement); and

       (b) From the date of this Agreement through the Closing Date, the ITG Shareholders agree that they will not sell, transfer, hypothecate, pledge, assign or suffer any lien to be incurred with respect to or otherwise dispose of any of the shares of Exchanged ITG Stock.

       Section 1.24  Securities Warranties.  With respect to the
  Exchanged GCC Stock to be delivered by GCC pursuant to the provisions of Section 3.2 hereof, the ITG Shareholders hereby represent and warrant to GCC that:

       (a) The shares of Exchanged GCC Stock are being acquired for the account of the ITG Shareholders and not with a view to sale;

       (b)  The ITG Shareholders are acquiring the Exchanged GCC
  Stock hereunder without having received any form of general solicitation or general advertising;

       (c) The ITG Shareholders or their representatives, if any, have been provided with, or given reasonable access to, full and fair disclosure of all material information concerning GCC;

       (d) The ITG Shareholders have a preexisting personal or business relationship with GCC or certain of its officers, directors or controlling persons, or by reason of its business or financial experience, each of the ITG Shareholders could reasonably be assumed to have the capacity to represent his own interests in connection with this Agreement;

       (e) The ITG Shareholders understand and hereby acknowledge that the Exchanged GCC Stock will be issued pursuant only to those restrictions imposed by and exemptions available pursuant to applicable federal and state laws and that the certificates to be issued in respect of the Exchanged GCC Stock may bear a legend in a form satisfactory to counsel for GCC; in part, GCC's reliance upon such exemptions is based on the representations and warranties made by the ITG Shareholders in this Section 1.24;

       (f) The ITG Shareholders agree that the certificates to be issued in respect of the Exchanged GCC Stock may bear a legend in a form satisfactory to counsel for GCC reflecting the status of the Exchanged GCC Stock as restricted securities under Rule 144(a)(3) promulgated under the Securities Act and acknowledges that the transfer agent or registrar for GCC may be instructed to restrict the transfer of the Exchanged GCC Stock in accordance with such legend and any other restrictions provided in this Agreement;

       (g) The ITG Shareholders hereby agree that they will not sell, transfer, hypothecate, pledge, assign or otherwise dispose of any of the Exchanged GCC Stock, except pursuant to the terms of this Agreement and to a registration statement filed under the provisions of the Securities Act, a favorable no-action or interpretive letter received from the Commission or an opinion of counsel satisfactory to GCC that such sale, transfer, hypothecation, pledge, assignment or other disposition is exempt from the registration requirements of the Securities Act, pursuant to an opinion of counsel satisfactory to GCC that such sale, transfer, hypothecation, pledge, assignment or other disposition is exempt from the registration requirements of the Securities Act and does not in any way violate the terms of this Agreement; and

       (h) the ITG Shareholders hereby acknowledge that: (i) the shares of Exchanged GCC Stock referred to herein are being acquired after adequate investigation of the business plan and prospects of GCC; (ii) that ITG is not relying upon the accuracy of any predictions as to the future prospects or developments of GCC or its business and is well informed as to the business of GCC and has reviewed its operations and financial statements;
  (iii) the ITG Shareholders and their professional advisors have discussed the financial condition and business operations of GCC with the officers of GCC and have been afforded the opportunity to ask questions with respect thereto; and (iv) ITG specifically acknowledges that the shares of Exchanged GCC Stock are speculative and involve a very high degree of risk and that there can be no assurance that GCC will achieve its business objectives or, in particular, that it will ever have cash available for distribution to its stockholders.

       Section 1.25 ITG Schedules. The ITG Shareholders shall cause the ITG Schedules and the instruments and data delivered to GCC hereunder to be updated after the date hereof up to and including the date of the release of the Escrowed Shares pursuant to section 3.2.

       Section 1.26  Limitations.

  (a) ITG shall not be liable in respect of any claim under the representations covenants and warranties contained in this
  Article 1 or under the indemnity contained in section 4.7(a) unless such claim shall have been made before 30 September 1999 by notice in writing to ITG giving sufficient details of the claim to enable ITG to idenitify the matter giving rise to the claim;

  (b) the aggregate liability of ITG in respect of all such claims shall in no event exceed US $5,000,000;

  (c) no amount shall be payable by ITG in respect of any such claim unless the aggregate cumulative liability of ITG in respect of all such claims exceeds the sum of US $50,000 in which case ITG shall be liable for the full amount of all such claims and note merely the excess.


  ARTICLE II
  REPRESENTATIONS, COVENANTS AND WARRANTIES
  OF GCC

       As an inducement to, and to obtain the reliance of the ITG
  Shareholders, GCC, on behalf of itself and all of its subsidiaries (collectively, the "GCC Group") represents and warrants, as follows:

       Section 2.1 Organization. GCC is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware, and each member of the GCC Group has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in the states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification, except where the failure to so qualify would not have a material adverse effect upon the assets, business, properties or operations of the GCC Group (for the purpose of Article II, Material Adverse Effect ). Included in the GCC Schedules as Schedule 2.1 (as hereinafter defined) are complete and correct copies of the articles of incorporation, amended articles of incorporation (collectively, hereinafter referred to as the "Articles of Incorporation") and bylaws of GCC [and each of its subsidiaries] as in effect on the date hereof. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of either the GCC articles of incorporation or bylaws. GCC has taken all action required by law, its articles of incorporation, bylaws or otherwise to authorize the execution and delivery of this Agreement. GCC has the full power, authority and legal right and have taken all actions required by law, its articles of incorporation, bylaws or otherwise to consummate the transactions herein contemplated.

       Section 2.2 Capitalization. The authorized capitalization of GCC consists of 25,000,000 shares of common stock, par value US$ 0.02 per share (the "GCC Common Stock"). As of the date of this Agreement, there are approximately 10,000,000 shares of GCC Common Stock issued and GCC has no shares of Preferred Stock authorized. All issued and outstanding shares of GCC are legally issued, fully paid and nonassessable and not issued in violation of the preemptive rights or other rights of any person. GCC does not have any other class of shares or stock. The GCC Common Stock is listed for trading on the OTC Bulletin Board or in the pink sheets maintained by the National Quotation Bureau, Inc. A true and complete list of the holders of record of the GCC Common Stock as of September 30, 1997 is attached to Schedule 2.2.

       Set forth on Schedule 2.2 is a list of all transactions consummated in the past year in which GCC has sold or issued shares of GCC Common Stock or other GCC equity securities in a transaction not involving a public offering registered under the Securities Act of 1933 (a Private Placement ). With respect to each such Private Placement, Schedule 2.2 sets forth: (i) the exemption from the Securities Act of 1933 relied upon by GCC in the sale and/or issuance of GCC Common Stock or other equity securities; (ii) the number of shares of GCC Common Stock or other GCC equity securities sold, the consideration received by GCC and the date of closing; (iii) the total number of purchasers, and the number of such purchasers who were accredited investors as defined in Rule 501 promulgated under the Securities Act of 1933; (iv) the name of the broker/dealer or other third party, if any, who acted as placement agent and
  (v) a list and brief description of the subscription materials and disclosure materials delivered to the offerees and purchasers.

       Each Private Placement was consummated in compliance with all applicable federal, state and foreign securities laws, rules and regulations. The transactions contemplated by this Agreement will not result in the loss or unavailability of any securities law exemption utilized or relied upon by GCC in any such Private Placement

       Section 2.3 Subsidiaries. Except as set forth in Schedule 2.3, hereto, GCC does not have any subsidiaries and does not own, beneficially or of record, any other corporation. GCC has not issued any guarantee indemnity or charge as security for the obligations of any of the companies listed on Schedule 2.3 hereto or of any other person firm or company.

       Section 2.4  Options and Warrants.  Except as set forth on
  Schedule 2.4, there are no outstanding: (a) securities convertible into or exchangeable for any of GCC's capital stock; or (b) options, warrants, calls or other rights (including rights to demand registration or to sell in connection with any registration by GCC under the Securities
  Act) to purchase or subscribe to capital stock of GCC or securities convertible into or exchangeable for capital stock of GCC. No member of the GCC Group is a party to any voting trust agreement or other contract, agreement, arrangement, commitment, plan or understanding restricting or otherwise relating to voting or dividend rights with respect to the GCC Common Stock.

       Section 2.5 Binding Obligation; No Default. GCC has duly taken all action necessary to authorize the execution, delivery and performance of this Agreement and the other instruments and agreements contemplated hereby. Such execution, delivery and performance does not and will not, to the best of GCC's knowledge, constitute a default under or a violation of any agreement, order, award, judgment, decree, statute, law, rule, regulation or any other instrument to which GCC is a party or by which GCC or the property of GCC may be bound or may be subject. This Agreement constitutes the legal, valid and binding obligation of GCC, enforceable against GCC in accordance with its terms.

       Section 2.6 Compliance with Other Instruments, etc. Neither the execution and delivery of this Agreement by GCC nor compliance by GCC with the terms and conditions of this Agreement will: (a) require the GCC Group to obtain the consent of any governmental agency; (b) constitute a material default under any indenture, mortgage or deed of trust to which GCC is a party or by which GCC or its properties may be subject; (c) cause the creation or imposition of any lien, charge or encumbrance on any of its assets; or (d) breach any statute or regulation of any governmental authority, domestic or foreign, or will on the Closing Date conflict with or result in a breach or any of the terms or conditions of any judgment, order, injunction, decree or ruling of any court or governmental authority, domestic or foreign, to which GCC is subject.

       Section 2.7 Consents. No consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority or any third party is required to be made or obtained by GCC in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

       Section 2.8 Books and Records. The books of account and other financial records of the GCC Group are complete and correct in all material aspects. The minute books of GCC, as previously made available to ITG and its legal counsel, contain records of all meetings and accurately reflect all other material corporate action of the stockholders, directors and any committees of the Board of Directors of GCC.

       Section 2.9 Financial Statements. Schedule 2.9 consists of true and correct copies of the audited financial statements of GCC and its subsidiaries, including GCC's audited consolidated balance sheets as of September 30, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended September 30, 1995, (the "GCC Audited Financial Statements"); and true and correct copies of GCC's unaudited consolidated balance sheets as of September 30, 1996, and 1997, and the related Audited consolidated statements of operations and cash flows for the twelve (12 month periods ended September 30, 1996, and 1997, (the "GCC Unaudited Financial Statements"). The GCC Audited Financial Statements, together with the notes thereto, fairly present the financial position of GCC and its subsidiaries at September 30, 1995, and the consolidated results of the operations and the changes in stockholders' equity and cash flows for GCC and its subsidiaries for the periods covered by the GCC Audited Financial Statements and have been prepared in accordance with generally accepted accounting principals ("GAAP") consistently applied with prior periods. The GCC Unaudited Financial Statements fairly present the financial position of GCC and its subsidiaries at September 30, 1996, and 1997, and the consolidated results of the operations and cash flows for GCC and its subsidiaries for the periods then ended and have been prepared in accordance with GAAP consistently applied with prior periods. (The GCC Audited Financial Statements and GCC Unaudited Financial Statements are collectively referred to herein as the "GCC Financial Statements.")

       Section 2.10 No Undisclosed Liabilities. No member of the GCC Group has any material liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which were not adequately reflected or reserved against on the GCC Unaudited Financial Statements dated September 30, 1997. Liabilities or obligations have not been incurred since September 30, 1997 save in the ordinary course of the GCC Group's business, consistent with past practice, and pursuant to agreements and activities disclosed to the ITG Shareholders and which, in any event, in the aggregate, would not have a Material Adverse Effect.

       Section 2.11  Absence of Certain Changes.  Since its
  September 30, 1997 the GCC Group has not:

            (a) Permitted or allowed any of its property or assets (real, personal or mixed, tangible or intangible) to be subjected to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind;

            (b) Canceled any debts or waived any claims or rights;

            (c) Sold, transferred or otherwise disposed of any of its assets;

            (d) Disposed of or permitted to lapse any rights to the use of any Trade Name necessary to permit GCC to conduct its business or develop its products, or disposed of or disclosed to any person, other than representatives of ITG, any Proprietary Information or Technical Information not theretofore a matter of public knowledge necessary to permit GCC to conduct its business or develop its products;

            (e) Granted any increase in the compensation of officers or employees, details of which are set forth in
  Schedule 2.11 hereto, (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or any increase in the compensation (including, without limitation, salary and bonus) payable or to become payable to any officer or key employee;

            (f) Made any capital expenditure or commitment for additions to property, plant, equipment or intangible capital assets;

            (g) Declared, paid or set aside for payment any dividend or other distribution in respect of its capital stock or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of capital stock or other securities of GCC;

            (g) Made any change in any method of accounting or accounting practice;

            (h) Paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any "Affiliate" or "Associate" of GCC as such terms are defined in Rule 405 promulgated by the Commission under the Securities Act, or any officer, director or stockholder of GCC (collectively, "Affiliates" or individually, an "Affiliate");

            (j) Made any gifts, or sold, transferred or exchanged any property of any material value for less than the fair value thereof;

            (k)  Suffered any material casualty loss or damage
  (whether or not covered by insurance); or

            (m) Agreed, whether in writing or otherwise, to take any action described in this Section 2.11.

       Section 2.12 Plant and Equipment. The material plants, buildings, fixtures, structures and equipment owned, leased or used by the GCC Group are in good operating condition and repair, ordinary wear and tear excepted, are adequate for the uses to which they are being put.


       Section 2.13 Leases. No company in the GCC Group is a party to any current leases.

       Section 2.14 Tax Returns. True and correct copies of GCC's Tax Returns and Statements (as defined herein)for each company in the GCC Group have been delivered to ITG and are attached as Schedule 2.14 hereto. GCC has: (a) filed or has caused to be filed all federal, state and local and all material foreign, territorial, franchise, income, sales, gross receipts and all other tax returns and statements required to be filed by each company in the GCC Group or on its behalf and which were due prior to the date of this Agreement (the "Tax Returns and Statements"); (b) paid within the time and in the manner prescribed by law all Taxes (as defined below), due for all periods ending on or prior to the date of this Agreement, except with respect to Taxes which are immaterial in amount and the failure to so pay or file would not result in material penalties and would not have a Material Adverse Effect; and (c) established adequate reserves for the payment of all unpaid Taxes as of the date of the GCC Financial Statements. The Tax Returns and Statements are true, complete and accurate, in all material respects. Since January 31, 1997, no tax assessment or deficiency has been made against any company in the GCC Group nor has any notice been given of any actual or proposed assessment or deficiency which has not been paid or for which an adequate reserve has not been set aside. Except as set forth in such Tax Returns and Statements, the Tax Returns and Statements are not presently, nor have they since GCC's inception been, the subject of any audit or other administrative or court proceeding by any federal, territorial, state, local or foreign governmental agency. No company in the GCC Group has not received any notice that any of the Tax Returns and Statements is now being or will be examined or audited, and no consents extending any applicable statute of limitations have been filed.

       Section 2.15 Transactions with Affiliates. No Affiliate of GCC has any interest, directly or indirectly, in any lease, lien, contract, license, encumbrance, loan or other agreement to which any company in the GCC Group is a party, or any interest in any competitor, supplier or customer of GCC. No company in the GCC Group is indebted, directly or indirectly, to any Affiliate of GCC, for any liability or obligation, whether arising by reason of stock ownership, contract, oral or written agreement or otherwise.

       No Affiliate: (a) is a party to any contract or arrangement with any company in the GCC Group pursuant to which it directly provides material services to any company in the GCC Group; or
  (b) is a party to any contract or arrangement with a third party, to which any company in the GCC Group is not a party, but under which any company in the GCC Group receives any material amount of goods or services from said third party. All goods and services provided to GCC by any of GCC s Affiliates and all goods and services provided to any of GCC s Affiliates by any company in the GCC Group, at any time since GCC's inception have been charged to the recipient at a price that would have been acceptable to an unrelated third party receiving such goods and services in an arm's-length transaction with the provider.

       Section 2.16  Litigation.

            (a) There is no pending or, to the best knowledge of GCC, threatened complaint, charge, claim, action, suit or arbitration proceeding before any federal, territorial, state, municipal, foreign or other court or governmental or administrative body or agency, or any private arbitration tribunal or any investigation or inquiry before any federal, territorial, state, municipal, foreign or other court or governmental or administrative body or agency against, relating to or affecting (i) any company in the GCC Group or any director, officer, agent or employee thereof in his or her capacity as such, (ii) the assets, properties or business of any company in the GCC Group, or (iii) the transactions contemplated by this Agreement, nor, to the best knowledge of GCC, is there any basis for any such complaint, charge, claim, action, suit, arbitration proceeding, investigation or inquiry which could have a Material Adverse Effect
            (b) There is not in effect any order, judgment or decree of any court or governmental or administrative body or agency enjoining, barring, suspending, prohibiting or otherwise limiting any company in the GCC Group or, to the best knowledge of GCC, any officer, director, employee or agent thereof from conducting or engaging in any aspect of the business of the GCC Group, or requiring any company in the GCC Group or, to the best knowledge of GCC, any officer, director, employee or agent thereof to take certain action with respect to any aspect of the business of the GCC Group which could reasonably be anticipated to have a Material Adverse Effect; and

            (c) No company in the GCC Group is in violation of or default under any applicable order, judgment, writ, injunction or decree of any federal, territorial, state, municipal, foreign or other court or regulatory authority.

       Section 2.17 No Condemnation or Expropriation. Neither the whole nor any portion of the leaseholds or any other assets of the GCC Group is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the best knowledge of GCC, has any such condemnation, expropriation or taking been proposed.
       Section 2.18 Absence of Questionable Payments. To the best knowledge of GCC, no company in the GCC Group nor any of its directors, officers, agents, employees or other persons acting on behalf of the GCC Group or for the benefit of the GCC Group has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds for such purpose. To the best knowledge of GCC no company in the GCC Group nor any of its directors, officers, agents, employees or other persons acting on its behalf or for its benefit has accepted or received any unlawful contributions, payments, gifts or expenditures.

       Section 2.19 Accuracy of Information Furnished. No representation or warranty by GCC contained in this Agreement or in respect of the exhibits, schedules or documents delivered to ITG by GCC and expressly referred to herein, and no statement contained in any certificate furnished or to be furnished by or on behalf of GCC pursuant hereto, or in connection with the transactions contemplated hereby, contains, or will contain as of the date such representation or warranty is made or such certificate is or will be furnished, and as of the Closing Date, any untrue statement of a material fact, or omits, or will omit to state as of the date such representation or warranty is made or such certificate is or will be furnished, any material fact which is necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. True and correct copies of each agreement and other document referred to in the schedules hereto have been furnished by GCC to ITG.

       Section 2.20 Title to Trade Names. To the best knowledge of GCC, GCC has good and marketable title to its Trade Names and they are free and clear of any lien, mortgage, charge, security interest, pledge or other encumbrance or other adverse claim or interest of any nature. GCC is the sole and exclusive owner of its Trade Names, and in full force and effect as of the Date of the Agreement GCC has the right and power to assign each of its Trade Names and made no prior transfer, sale or assignment of all or any part of the Trade Names and the exploitation of the Trade Names do not and will not infringe the rights granted to any other person by any United States or other proprietary interest of any kind or nature. Trade Names shall mean the trade names, trade marks, service marks and logos set forth in
  Schedule 2.20.

       Section 2.21 Real Properties. No company in the GCC group owns or has any interest in any real property.

       Section 2.22 Title and Related Matters. GCC has good and marketable title to and is the sole and exclusive owner of all of its material properties, inventory, interests in properties and assets, real and personal, copyrights, trademarks, service marks and Trade Names (collectively, the "GCC Assets") which are reflected in the most recent GCC balance sheet and the GCC Schedules or acquired after that date (except properties, interests in properties and assets sold or otherwise disposed of since such date in the ordinary course of business), free and clear of all liens, pledges, charges or encumbrances except: (a) statutory liens or claims not yet delinquent; (b) such imperfections of title and easements as do not, and will not, materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties; and (c) as described in the GCC Schedules. Except as set forth in the GCC Schedules, GCC owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever, any and all products which the GCC Group is currently manufacturing, including the underlying technology and data, and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with GCC's business. Except as set forth in the GCC Schedules, no third party has any right to, and GCC has not received any notice of infringement of or conflict with asserted rights of others with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

       Section 2.23 Title to the Exchanged GCC Stock. Upon the fulfilment of all conditions set forth in the Escrow Agreement and delivery of all the certificates and schedules called for in this agreement and the release by the Escrow Agent to the ITG Shareholders of the certificates relating to the Exchanged GCC Stock, the ITG Shareholders will receive good and marketable title to the Exchanged GCC Stock and all of the Exchanged GCC Stock shall be received by The ITG Shareholders as validly issued, fully paid and nonassessable, free and clear of all pledges, liens, encumbrances, security interests, equities, options, claims, charges, limitations on voting rights or rights to receive dividends, or other restrictions of any kind (other than any generally imposed by federal, corporate or territorial securities laws or as otherwise provided for in this Agreement).

       Section 2.24 Compliance With Exchange Act. Except as referred to in Schedule 2.24, as of the date of this Agreement, GCC shall be current in all filings required to be tendered to the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act")and to the best knowledge of GCC is not in violation of any provision of the Exchange Act or of any rule or regulation promulgated thereunder. ITG has heretofore been furnished with true, complete and correct copies of the following: (a) GCC's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1996, as filed with the Commission, and (b) all other reports or registration statements filed by GCC with the Commission since September 30, 1995 (collectively, the "Commission Filings"). Since March 31, 1990, GCC has filed all reports, registration statements and other documents required to be filed by it under the Exchange Act. The Commission Filings were prepared in accordance and complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be. None of such forms, reports and statements, including, without limitation, any financial statements, exhibits and schedules included therein and documents incorporated therein by reference, at the time filed, or declared or it became effective, as the case may be, contained, or now contains, and at the date of this Agreement will contain, an untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

       Section 2.25   Securities Warranties   With respect to the
  Exchanged ITG Stock to be delivered by the ITG Shareholders pursuant to the provisions of Section 3.2 hereof, GCC hereby represents and warrants to ITG and the ITG Shareholders that:

       (a) The shares of Exchanged ITG Stock are being acquired for the account of GCC and not with a view to sale;

       (b) GCC is acquiring the Exchanged ITG Stock hereunder without having received any form of general solicitation or general advertising;

       (c) GCC or its representatives, if any, have been provided with, or given reasonable access to, full and fair disclosure of all material information concerning ITG;

       (d)   GCC hereby acknowledges that:

       (i) the shares of Exchanged ITG Stock referred to herein are being acquired after adequate investigation of the business plan and prospects of ITG;

       (ii) GCC is not relying upon the accuracy of any predictions as to the future prospects or developments of ITG or its business and is well informed as to the business of ITG and has reviewed its operations and financial statements;

       (iii) GCC or its professional advisors have discussed the financial condition and business operations of ITG with the officers, directors and principal stockholders of ITG and has been afforded the opportunity to ask questions with respect thereto; and
       (iv) GCC specifically acknowledges that the shares of Exchanged ITG Stock are speculative and involve a very high degree of risk and that there can be no assurance that ITG will achieve its business objectives or, in particular, that it will ever have cash available for distribution to its stockholders.

       Section 2.26 GCC Schedules. GCC shall cause the GCC Schedules and the instruments to be delivered by GCC hereunder to be updated after the date hereof up to and including the date of release of the Escrowed Shares pursuant to Section 3.2.

  ARTICLE III
  DELIVERY OF SHARES


       Section 3.1  Appointment of Director   Immediately
  following the signing of this agreement Gary Robinson and Richard George, being two of the ITG Shareholders, shall be appointed as directors of GCC.

       Section 3.2 Escrow Arrangements   Immediately following the
  signing of this agreement the ITG Shareholders shall deliver to the Escrow Agent duly executed transfers and their share certificates in respect of the Exchanged ITG Stock and GCC shall issue credited as fully paid 10,000,000 shares of US$ 0.02 par value shares of the Common Stock of GCC in the names of the ITG Shareholders and in proportion to their holdings of the Exchanged ITG Stock as set out in Schedule 1.2 as the first tranche of the Exchanged GCC Stock and shall deliver to the Escrow Agent the certificates therefor. The issuance of such stock by GCC shall be made in compliance with all applicable federal state and foreign securities law.

       The Escrow Agent shall be Shadbolt & Co of Chatham Court Lesbourne Road Reigate Surrey RH2 7LD and the Escrow Agent and the parties hereto shall enter into an escrow agreement in the form set forth in Schedule 3.2. The Exchanged ITG Stock and the Exchanged GCC Stock are referred to herein as the Escrowed Shares and the date when the Escrowed Shares are released by the Escrow Agent pursuant to the said escrow agreement is referred to herein as the Share Delivery Date.

       Section 3.3   Raising of Additional Capital   It shall be
  a condition precedent to the release of the Escrowed Shares that by no later than 31 January 1998 or such later date calculated in accordance with Section 3.4 ( the Relevant Date ) GCC shall have raised an aggregate net amount of US$ 5,000,000 of investment capital (after discharging all liabilities shown in the audited consolidated balance sheet of GCC as at 30 September 1997 and after discharging all costs and expenses other than those entered in Schedule 7.1) by way of a further issue of GCC Common Stock or by such other means as shall be agreed by the ITG Shareholders. If such condition shall not have been satisfied or waived by ITG by the Relevant Date, this Agreement shall be null and void and no party shall have any claim against another by reason thereof.

       Section 3.4   ITG Audited Financial Statements   The ITG
  Shareholders shall use all reasonable endeavours to ensure that the audited financial statements for ITG and its subsidiaries for the year ended 30 September 1997 are delivered to GCC by no later than 31st December 1997. If such financial statements are not delivered by such date the Relevant Date shall be extended to the date one month after the date of delivery to GCC of such audited financial statements. If such audited financial statements have not been so delivered by 31st January 1998 GCC may at its option terminate this agreement and no party shall have any claim against another by reason thereof.

       Section 3.5   GCC Audited Financial Statements   GCC shall
  use all reasonable endeavours to ensure that the audited financial statements for GCC and its subsidiaries for the year ended 30 September 1997 are delivered to ITG by no later than 31st December 1997. If such financial statements have not been so delivered by 31st December 1997, ITG may at its option terminate the agreement and no party shall have any claim against the other by reason thereof.

       Section 3.6 Additional Shares of GCC Common Stock following the raising of US$ 5,000,000 and the issue of the GCC Common Stock referred to in section 3.3 GCC shall issue credited as fully paid such a number of additional shares of GCC Common Stock in the names of the ITG Shareholders and in proportion to their holdings of the Exchanged ITG Stock as shall when added to the 10,000,000 shares of GCC Common Stock referred to in section 3.2, equal 50% of all the issued and outstanding shares of GCC Common Stock at that time (including the Exchanged GCC Stock) and GCC shall deliver to the Escrow Agent the certificates therefor. The issuance of such stock shall be made by GCC in compliance with all applicable federal state and foreign securities law.

       Section 3.7   Employment Contracts   On the date of release
  of the Escrowed Shares each of Gary Robinson and Richard George shall enter into an employment contract with GCC in substantially the form set out in Schedule 3.7

       Section 3.8 Conditions to Delivery of Shares from Escrow Before the Exchanged ITG Stock and Exchanged GCC Stock shall be delivered by the Escrow Agent, each of the respective parties hereto shall execute, acknowledge and deliver (or shall cause to be executed, acknowledged, and delivered) any and all certificates, opinions, financial statements, schedules, agreements, resolutions, rulings, or other instruments required by this Agreement to be so delivered at or prior to such Delivery, together with such other items as may be reasonably requested by the parties hereto and their respective legal counsel in order to effectuate or evidence the transactions contemplated hereby. However, in no event shall the Delivery of Exchanged ITG Stock and Exchanged GCC Stock occur without the satisfaction or waiver of the conditions set forth in Sections
  3.3 and Articles 5 and 6 of this Agreement.

       Section 3.9  Termination.

       (a) This Agreement may be terminated by the board of directors of GCC or by the ITG Shareholders by notice in writing to the other (with a copy to the Escrow Agent) at any time prior to the release of the Exchanged ITG Stock and the Exchanged GCC stock by the Escrow Agent if:

            (i) there shall be any actual or threatened action or proceeding before any court or any governmental body which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement and which, in the judgment of such boards of directors, made in good faith and based on the advice of their legal counsel, makes it inadvisable to proceed with the merger and consolidation contemplated by this Agreement; or

            (ii) any of the transactions contemplated hereby are disapproved by any regulatory authority whose approval is required to consummate such transactions or in the judgment of such boards of directors, made in good faith and based on the advice of counsel, there is substantial likelihood that any such approval will not be obtained or will be obtained only on a condition or conditions which would be unduly burdensome, making it inadvisable to proceed with the merger and consolidation.

       In the event of termination pursuant to this paragraph (a) of Section 3.9, no obligation, right or liability shall arise hereunder, and each party shall bear all of the expenses incurred by it in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated;

       (b) This Agreement may be terminated at any time prior to the Share Delivery Date by action of the Board of Directors of GCC, if the ITG Shareholders shall fail to comply in any material respect with any of their covenants or agreements contained in this Agreement or if any of the representations or warranties of ITG contained herein shall be inaccurate in any material respect. If this Agreement is terminated pursuant to this paragraph (b) of Section 3.9, this Agreement shall be of no further force or effect, and no obligation, right or liability shall arise hereunder; and

       (c) This Agreement may be terminated at any time prior to the Share Delivery Date by the ITG Shareholders if GCC shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of GCC contained herein shall be inaccurate in any material respect. If this Agreement is terminated pursuant to this paragraph (c) of Section 3.9, this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

  ARTICLE IV
  SPECIAL COVENANTS

       Section 4.1 Access to Properties and Records. GCC and ITG will each afford the other or their respective authorized representatives, full access to the properties, books and records of GCC and ITG, as the case may be, in order that each may have full opportunity to make such reasonable investigation as it or he shall desire to make of the affairs of the other, and each will furnish the other with such additional financial and operating data and other information as to the business and properties of GCC, and ITG, as the case may be, as the other shall from time to time reasonably request.

       Section 4.2 Availability of Rule 144. Each of the parties acknowledge that the Exchanged GCC Stock to be issued pursuant to this Agreement will be "restricted securities," as that term is defined in Rule 144 promulgated pursuant to the Securities Act. GCC is under no obligation, except as set forth herein, to register such shares under the Securities Act. Notwithstanding the foregoing, however, GCC will: (a) make publicly available on a regular basis not less than semiannually, business and financial information regarding GCC so as to make available to the stockholders of GCC the provisions of Rule 144 pursuant to subparagraph (c)(1) thereof timely file with the US Securities and Exchange Commission all reports required to be filed by GCC pursuant to the provisions of the Exchange Act and the rules and
  regulations promulgated thereunder;   and (c) within ten (10)
  days of any written request of any stockholder of GCC, GCC will provide to such stockholder written confirmation of compliance with such of the foregoing subparagraph as may then be applicable. The stockholders of GCC holding restricted securities of GCC as of the date of this Agreement, and their respective heirs, administrators, personal representatives, successors and assigns, are intended third party beneficiaries of the provisions set forth herein. The ITG Shareholders shall execute and deliver to GCC an Investment Intent Letter in the form of Schedule 4.2, hereof. The covenants set forth in this
  Section 4.2 shall survive the Closing and the consummation of the transactions herein contemplated.

       Section 4.3 Information for GCC Registration Statement and Public Reports. To the extent available, the ITG Shareholders will furnish GCC with all information concerning ITG and the ITG Shareholders, including all financial statements, required for inclusion in any registration statement or public report required to be filed by GCC pursuant to the Securities Act, the Exchange Act or any other applicable federal or state law. The ITG Shareholders represent and warrant to GCC that, to the best of their knowledge and belief, all information so furnished for either such registration statement or other public release by GCC, including the financial statements described in Section 1.9, shall be true and correct in all material respects without omission of any material fact required to make the information stated not misleading.

       Section 4.4 Special Covenants and Representations Regarding the Exchanged GCC Stock. The consummation of this Agreement and the transactions herein contemplated, including the issuance of the Exchanged GCC Stock to the ITG Shareholders as contemplated hereby, constitutes the offer and sale of securities under the Securities Act, and applicable state statutes. Such transaction shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes which depend, inter alia, upon the circumstances under which ITG acquire such securities.

       Section 4.5  Third Party Consents.  GCC, ITG and the ITG
  Shareholders agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein and therein contemplated.

       Section 4.6  Actions Prior to Share Delivery Date

       (a) From and after the date of this Agreement until the Share Delivery Date and except as set forth in the GCC or ITG
  Schedules or as permitted or contemplated by this Agreement, GCC and ITG respectively, will each:

            (i) carry on its business activities in substantially the same manner as it has heretofore;

            (ii) maintain and keep its properties in states of reasonable repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty;

            (iii) maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it;

            (iv) perform in all material respects all of its obligations under material contracts, leases and instruments relating to or affecting its assets, properties and business;

            (v) use its reasonable commercial efforts to maintain and preserve its business organization intact, to retain its key employees and to maintain its relationship with its material suppliers and customers; and

            (vi) fully comply with and perform in all material respects all obligations and duties imposed on it by all federal and state laws and all rules, regulations and orders imposed by federal or state governmental authorities.

       (b) From and after the date of this Agreement until the Share Delivery Date, neither GCC nor ITG will:

            (i) except as otherwise specifically set forth herein, make any change in their respective certificates or articles of incorporation or bylaws;

            (ii) take any action described in Section 1.11 in the case of ITG, or in Section 2.11, in the case of GCC (all except as permitted therein or as disclosed in the applicable party's schedules); or

            (iii) enter into or amend any contract, agreement or other instrument of any of the types described in such party's schedules, except that ITG or any or its subsidiaries may enter into or amend any contract, agreement or other instrument in the ordinary course of business involving the sale of goods or services.

       Section 4.7  Indemnification.

       (a) ITG hereby agrees to indemnify GCC as of the date of execution of this Agreement and as of the Share Delivery Date against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement; and

       (b) GCC hereby agrees to indemnify ITG and the ITG Shareholders as of the date of execution of this Agreement and as of the Share Delivery Date against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this Paragraph shall survive the Closing and consummation of the transactions contemplated
  hereby and termination of this Agreement.    Closing and
  consummation of the transactions contemplated hereby and termination of this Agreement.

  ARTICLE V
  CONDITIONS PRECEDENT TO OBLIGATIONS
  OF GCC

       The obligations of GCC under this Agreement are subject to the satisfaction, at or before the Share Delivery Date, of the following conditions:

       Section 5.1 Accuracy of Representations. The representations and warranties made by ITG in this Agreement were true when made and shall be true at the Share Delivery Date with the same force and effect as if such representations and warranties were made as of the date of this Agreement (except for changes therein permitted by this Agreement), and ITG shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by ITG prior to or at the share delivery date. GCC shall be furnished with a certificate, signed by ITG and dated the Share Delivery Date, to the foregoing effect.

       Section 5.2 Officer's Certificate. GCC shall have been furnished with a certificate dated the Share Delivery Date and signed by duly authorized officers of ITG to the effect that no litigation, proceeding, investigation or inquiry is pending or, to the best knowledge of ITG, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the ITG Schedules, by or against ITG, which might result in any material adverse change in any of the assets, properties, business or operations of ITG, in the form of Schedule 5.2.

       Section 5.3 No Material Adverse Change. Prior to the Share Delivery Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of ITG.

       Section 5.4 Opinion of Counsel to ITG. GCC shall receive an opinion, dated the Share Delivery Date, of Robin Bridge and John Liu, counsel to ITG, in substantially the following form:

       (a) ITG is a corporation duly organized, validly existing, and in good standing under the laws of Hong Kong and has the corporate power and is duly authorized and qualified under all material applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to conduct its business as now conducted;

       (b) To the best knowledge of such counsel, the execution and delivery by ITG and the ITG Shareholders of this Agreement and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not conflict with or result in the breach of ITG's Memorandum and Articles of Association or constitute a default or give rise to a right of termination, cancellation or acceleration under any material mortgage, indenture, deed of trust, license, agreement or other obligation or violate any court order, writ, injunction or decree applicable to ITG and the ITG Shareholders;

       (c) Except as disclosed on Schedule 1.3 to the Agreement, ITG has no subsidiaries;

       (d) The authorized capitalization of ITG consists of 10,000 ordinary shares of stock, par value HK$1.00 per share.
  As of the Share Delivery Date, there are 10,000 shares of common stock issued and outstanding. All issued and outstanding shares are legally issued, fully paid and nonassessable and not issued in violation of the preemptive rights of any person. To the best of such counsel's knowledge, except as set forth above, there are no outstanding: (i) securities convertible into or exchangeable for any of ITG's capital stock; or (ii) options, warrants, calls or other rights. To the best of such counsel's knowledge, ITG and the ITG Shareholders are not parties to any voting trust agreement or other contract, agreement, arrangement, commitment, plan or understanding restricting or otherwise relating to voting or dividend rights with respect to ITG's common stock;

       (e) The shares of Exchanged ITG Stock will be, when transferred in accordance with the terms hereof, legally issued, fully paid and nonassessable and not issued in violation of the rights of any person and shall be free and clear of all liens, encumbrances, security interests, equities, options, claims, charges, limitations on voting rights or rights to receive dividends, or other restrictions of any kind (other than any generally imposed by federal, corporate or territorial securities laws or as otherwise provided for in this Agreement);

       (f) To the best of such counsel's knowledge, the execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly authorized and approved by all necessary action of the Board of Directors and/or shareholders of ITG. This Agreement has been duly and validly authorized, executed and delivered and constitutes the legal and binding obligations of ITG and the ITG Shareholders, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally;

       (g) To the best knowledge of such legal counsel, except as set forth in the ITG Schedules, there are no actions, suits or proceedings pending or threatened by or against or affecting ITG or their properties, at law or in equity, before any court or other governmental department or instrumentality, domestic or foreign or before any arbitrator of any kind;

       (h) To the best of such counsel's knowledge, no consent, approval or authorization of or filing or registration with any governmental body of Hong Kong or other governmental agency whatsoever is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement; and

       (i) Subject to approval by the Board of Directors of ITG to the transfer of shares contemplated by this Agreement, upon delivery to GCC of the share certificates described in Section
  3.2 of this Agreement together with duly signed and stamped Bought and Sold Notes and Instruments of Transfer, GCC will receive good and marketable title to the Exchanged ITG Stock, which shall constitute one hundred percent (100%) of the issued and outstanding capital stock of ITG.

       Section 5.5 Other Items. GCC shall have received such further documents, certificates or instruments relating to the transactions contemplated hereby as GCC may reasonably request, for the purpose of complying with any legislation, rule or regulation.

  ARTICLE VI
  CONDITIONS PRECEDENT TO OBLIGATIONS OF ITG
  AND THE ITG SHAREHOLDERS

            The obligations of ITG and the ITG shareholders under this Agreement are subject to the satisfaction, at or before the Share Delivery Date, of the following conditions:

       Section 6.1 Accuracy of Representations. The representations and warranties made by GCC in this Agreement were true when made and shall be true as of the Share Delivery Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the date of this Agreement, and GCC shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by GCC prior to or at the Share Delivery Date.
  ITG shall have been furnished with a certificate, signed by a duly authorized executive officer of GCC and dated the Share Delivery Date, to the foregoing effect.

       Section 6.2 Officer's Certificate. ITG shall have been furnished with a certificate dated the Share Delivery Date and signed by duly authorized officers of GCC to the effect that no litigation, proceeding, investigation or inquiry is pending or, to the best knowledge of GCC, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the GCC Schedules, by or against GCC, which might result in any material adverse change in any of the assets, properties, business or operations of GCC, in the form of Schedule 6.2.

       Section 6.3 No Material Adverse Change. Prior to the Share Delivery Date, there shall not have occurred any material adverse change in the financial condition, business or operations of, nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of, GCC.

       Section 6.4 Opinion of Counsel to GCC. ITG shall receive an opinion, dated the Share Delivery Date, of Matthias & Berg
  LLP, counsel to GCC, who may deliver an opinion with respect to issues of Delaware, in substantially the following form:

       (a) GCC is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in the states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification;

       (b) To the best knowledge of such legal counsel, the execution and delivery by GCC of this Agreement and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not conflict with or result in the breach of any term or provision of GCC's articles of incorporation or bylaws or constitute a default or give rise to a right of termination, cancellation or acceleration under any material mortgage, indenture, deed of trust, license agreement or other obligation or violate any court order, writ, injunction or decree applicable to GCC or its properties or assets;

       (c) The authorized capitalization of GCC consists of 25,000,000 shares of common stock, par value US$0.02 per share. As of the date of this Agreement, there are approximately 10,000,000 shares of GCC Common Stock issued and outstanding. All issued and outstanding shares are legally issued, fully paid and nonassessable and not issued in violation of the preemptive rights of any person. To the best of such counsel's knowledge, except as set forth in Schedule 2.4 of this Agreement, there are no outstanding: (i) securities convertible into or exchangeable for any of GCC's capital stock; or (ii) options, warrants, calls or other rights (including rights to demand registration or to sell in connection with any registration by GCC under the Securities Act) to purchase or subscribe to capital stock of GCC or securities convertible into or exchangeable for capital stock of GCC. GCC is a party to any voting trust agreement or other contract, agreement, arrangement, commitment, plan or understanding restricting or otherwise relating to voting or dividend rights with respect to the GCC Common Stock;

       (d) The shares of GCC Common Stock to be issued to the ITG Shareholders pursuant to the terms of this Agreement will be, when issued in accordance with the terms hereof, legally issued, fully paid and nonassessable and not issued in violation of the rights of any person and will be issued in compliance with all applicable federal and state laws;

       (e) To the best of such counsel's knowledge, the execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly authorized and approved by all necessary action of each of the Boards of Directors and stockholders of GCC, and there are no dissenters' rights or rights of appraisal with respect to the authorization, approval, execution and completion of the transactions contemplated by this Agreement. This Agreement has been duly and validly authorized, executed, and delivered and constitutes the legal and binding obligation of GCC, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally;

       (f) To the best knowledge of such counsel, except as set forth in the GCC Schedules, there are no actions, suits or proceedings pending or threatened by or against GCC or affecting GCC's properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign or before any arbitrator of any kind;

       (g) To the best of such counsel's knowledge, no consent, approval or authorization of or filing or registration with any governmental body or agency of the United States federal government or of any state is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. GCC has taken all actions required by the applicable laws of the State of Delaware to permit the issuance of the shares of Exchanged GCC Stock to ITG; and

       (h) Upon delivery to ITG of the certificates described in
  Section 3.2 of this Agreement, ITG will receive good and marketable title to the Exchanged GCC Stock, all of such Exchanged GCC Stock shall be received by ITG as validly issued, fully paid and nonassessable, free and clear of all liens, encumbrances, security interests, equities, options, claims, charges, limitations on voting rights or rights to receive dividends, or other restrictions of any kind (other than any generally imposed by federal, corporate or territorial securities laws or as otherwise provided for in this Agreement).

       Section 6.5 Other Items. ITG and the ITG Shareholders shall have received such further documents, certificates, or instruments relating to the transactions contemplated hereby as he may reasonably request for the purpose of complying with any legislation, rule or regulation.



  ARTICLE VII
  MISCELLANEOUS

       Section 7.1  Brokers and Finders.  Except as set forth in
  Schedule 7.1 hereto, neither GCC, ITG, nor the ITG Shareholders nor any of their respective officers, directors, agents or employees has employed any investment banker, broker or finder, or incurred any liability on behalf of GCC, ITG or the ITG Shareholders, as the case may be, for any investment banking fees, brokerage fees, commissions or finders' fees, in connection with the transactions contemplated by this Agreement. The parties each agree to indemnify the other against any other claim by any third person for any commission, brokerage or finder's fee or other payment with respect to this Agreement or the transactions contemplated hereby based on any alleged agreement or understanding between the indemnifying party and such third person, whether express or implied from the actions of the indemnifying party.

       Section 7.2 Law, Forum and Jurisdiction. This Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware. The parties agree that any dispute arising under this Agreement, whether during the term of the Agreement or at any subsequent time, shall be resolved exclusively in the courts of the State of Delaware and the parties hereby submit to the jurisdiction of such courts for all purposes provided herein and appoint the Secretary of State of the State of Delaware as agent for service of process for all purposes provided herein.

       Section 7.3 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by overnight mail, registered mail or certified mail, postage prepaid, or by prepaid telegram, or when telecopied and followed by confirmation copy hand-delivered or sent by first class mail, addressed as follows:

  If to the
            ITG:                     The International Technology
                                  Group Limited
                                Suite 4B, Hang Lung House,
                                184-192 Queen's Road
                                Central Hong Kong
                                Telephone no. (011) 44 1825 762932
                                Facsimile no. (011) 44-1825-768039

        With copies to:         Shadbolt & Co.
                                Chatham Court
                                Lesbourne Road
                                Reigate, Surry RH2 7LD
                                England
                                Attn: Andrew J. Trotter, Esq.
                                Telephone no. (011) 441 737 226277
                                Facsimile no. (011) 441 737 226165

        If to GCC, to:               Greater China Corporation
                                27 East 61st Street
                                New York, New York  10021
                                Attn: John W. Allen,Chairman and
  CEO
                                Telephone no. (212) 935-0561
                                Facsimile no. (212) 935-6758

        With copies to:         Matthias & Berg LLP
                                Attorneys at Law
                                1990 South Bundy Drive, Suite 790
                                Los Angeles, California 90025
                                Attn: Jeffrey P. Berg, Esq.
                                Telephone no. (310) 820-0083
                                Facsimile no. (310) 820-8313

                                The ITG Shareholders
                                (See Schedule 1.2)

  or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed or telegraphed.

       Section 7.4 Attorneys' Fees. In the event that any party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

       Section 7.5 Confidentiality. Each party hereto agrees with the other parties that, unless and until the reorganization contemplated by this Agreement has been consummated, they and their representatives will hold in strict confidence all data and information obtained with respect to another party or any subsidiary thereof from any representative, officer, director or employee, or from any books or records or from personal inspection, of such other party, and shall not use such data or information or disclose the same to others, except: (a) to the extent such data is a matter of public knowledge or is required by law to be published; and (b) to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement.
       Section 7.6 Schedules; Knowledge. Each party is presumed to have full knowledge of all information set forth in the other party's schedules delivered pursuant to this Agreement.
       Section 7.7 Third Party Beneficiaries. This Agreement is solely among GCC, ITG and the ITG Shareholders and save as otherwise specifically provided, no director, officer, stockholder, employee, agent, independent contractor or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

       Section 7.8 Entire Agreement. This Agreement represents the entire agreement between the parties relating to the subject matter hereof. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understandings, agreements, representations or warranties, written or oral, except as set forth herein.

       Section 7.9 Survival; Termination. The representations, warranties and covenants of the respective parties shall survive the date of this Agreement and the consummation of the transactions herein contemplated.

       Section 7.10 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

       Section 7.11 Amendment or Waiver. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the date of release of the Escrowed Shares, this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended. This Agreement may not be amended or modified, except by a written agreement signed by all parties hereto.

       Section 7.12  Incorporation of Recitals. All of the
  recitals hereof are incorporated by this reference and are made a part hereof as though set forth at length herein.

       Section 7.13 Expenses. Each of the parties to this Agreement shall bear all of its own expenses incurred by it in connection with the negotiation of this Agreement and in the consummation of the transactions provided for herein and the preparation therefor.

       Section 7.14 Headings; Context. The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

       Section 7.15 Benefit. This Agreement shall be binding upon and shall inure only to the benefit of the parties hereto, and their permitted assigns hereunder. This Agreement shall not be assigned by any party without the prior written consent of the other party.

  Section 7.16 Public Announcements. Except as may be required by law, neither party shall make any public announcement or filing or issue any document to its shareholders with respect to the transactions provided for herein without the prior consent of the other party hereto.

       Section 7.17 Severability. In the event that any particular provision or provisions of this Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.

       Section 7.18 No Strict Construction. The language of this Agreement shall be construed as a whole, according to its fair meaning and intendment, and not strictly for or against either party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof.

       Section 7.19 Execution Knowing and Voluntary. In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprised of its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; (c) has been afforded the opportunity to negotiate as to any and all terms hereof; and (d) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

       IN WITNESS WHEREOF, the corporate parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, and entered into and closed as of the date first above written at New York, New York.

                                ("GCC")
                                Greater China Corporation
                                a Delaware corporation


                                By: ______________________________
                                    John W. Allen,
                                    Chairman and CEO


                                By: ______________________________
                                    Peter R. Barker,
                                    Executive Vice President


                                ("ITG")
                                The International Technology Group
                                  Limited
                                a Hong Kong corporation



                                By: ______________________________
                                    Gary S. Robinson,
                                    Managing Director


                                By:
                                 ________________________________
                                    Richard George,
                                    Managing Director







  ("ITG Shareholders")




  ___________________________________
  Gary Steven Robinson, an Individual




  ___________________________________
  Richard Barrie George, an Individual



  ________________________________
  Ian Charles Hatchell, an Individual




  __________________________________
  Simon Mark Coates, an Individual




  ___________________________________
  Mukhtiar Singh-Sohal, an Individual




  __________________________________
  Martyn Paul Booker, an Individual




  ___________________________________
  Sark Consultants Limited, a Corporation










   INDEX TO SCHEDULES:


  SCHEDULE 1.1        MEMORANDUM OF ASSOCIATION AND BYLAWS OF
                      THE INTERNATIONAL TECHNOLOGY GROUP LIMITED

  SCHEDULE 1.2        OWNERSHIP OF THE INTERNATIONAL TECHNOLOGY
                      GROUP LIMITED


  SCHEDULE 1.3        SUBSIDIARIES  OF THE INTERNATIONAL
                      TECHNOLOGY GROUP LIMITED

  SCHEDULE 1.7        THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
                      CONSENTS

  SCHEDULE 1.09       THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
                      FINANCIAL STATEMENTS


  SCHEDULE 1.10       THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
                      LIABILITIES

  SCHEDULE 1.11       ABSENCE OF CERTAIN CHANGES OF THE
                      INTERNATIONAL TECHNOLOGY GROUP LIMITED

  SCHEDULE 1.13       THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
                      LEASES

  SCHEDULE 1.14       THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
                      TAX RETURNS

  SCHEDULE 1.15       THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
                      TRANSACTIONS WITH AFFILIATES

  SCHEDULE 1.16       THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
                      LITIGATION

  SCHEDULE 1.20       THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
                      PROPRIETARY INFORMATION

  SCHEDULE 1.21       REAL PROPERTIES OF THE INTERNATIONAL
                      TECHNOLOGY GROUP LIMITED

  SCHEDULE 2.1        ARTICLES OF INCORPORATION AND BYLAWS OF
                      GREATER CHINA CORPORATION

  SCHEDULE 2.2        GREATER CHINA CORPORATION STOCK ISSUANCES

  SCHEDULE 2.3        SUBSIDIARIES OF GREATER CHINA CORPORATION


  SCHEDULE 2.4        OPTIONS AND WARRANTS OF GREATER CHINA
                      CORPORATION

  SCHEDULE 2.9        FINANCIAL STATEMENTS OF GREATER CHINA
                      CORPORATION

  SCHEDULE 2.11       GREATER CHINA CORPORATION ABSENCE OF
                      CERTAIN CHANGES

  SCHEDULE 2.13       GREATER CHINA CORPORATION LEASES


  SCHEDULE 2.14       GREATER CHINA CORPORATION TAX RETURNS


  SCHEDULE 2.21       REAL PROPERTIES OF GREATER CHINA
            CORPORATION


  SCHEDULE 2.24       GREATER CHINA CORPORATION NONCOMPLIANCE
                      WITH THE SECURITIES EXCHANGE ACT OF 1934

  SCHEDULE 3.2        ESCROW AGREEMENT


  SCHEDULE 4.2        INVESTMENT INTENT LETTER


  SCHEDULE 5.2        OFFICER'S CERTIFICATE OF THE INTERNATIONAL
                      TECHNOLOGY GROUP LIMITED


  SCHEDULE 6.2        OFFICER'S CERTIFICATE OF GREATER CHINA
                      CORPORATION

  SCHEDULE 7.1        LIST OF BROKERS AND FINDERS OF GREATER
                      CHINA CORPORATION AND THE INTERNATIONAL
                      TECHNOLOGY GROUP LIMITED













  SCHEDULE 1.1   MEMORANDUM OF ASSOCIATION
                 AND BYLAWS OF
                 THE INTERNATIONAL TECHNOLOGY GROUP LIMITED

  SCHEDULE 1.2   OWNERSHIP OF THE INTERNATIONAL TECHNOLOGY GROUP LIMITED

  SCHEDULE 1.3   SUBSIDIARIES
                 OF THE INTERNATIONAL TECHNOLOGY GROUP LIMITED



      Name                      Jurisdiction
       Ownership

  Arnhem Technology Limited     Hong Kong
       100%
  Fiber Technology Limited      United Kingdom
       100%
  Unigel Limited                United Kingdom
       100%
  Unigel Limited                Hong Kong
       100%
  Unigel (U.K.) Limited         United Kingdom
       100%
  Shenzhen Unigel Telecommunications
       Company Limited               Peoples Republic of China
                60%

  SCHEDULE 1.7   THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
                 CONSENTS

  SCHEDULE 1.09  THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
                 FINANCIAL STATEMENTS

  SCHEDULE 1.10 THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
                LIABILITIES

  SCHEDULE 1.11 ABSENCE OF CERTAIN CHANGES
                OF THE INTERNATIONAL TECHNOLOGY GROUP LIMITED

  SCHEDULE 1.13

  THE INTERNATIONAL TECHNOLOGY GROUP LIMITED

  LEASES
  SCHEDULE 1.14

  THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
  TAX RETURNS

  SCHEDULE 1.15

  THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
  TRANSACTIONS WITH AFFILIATES

  SCHEDULE 1.16

  THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
  LITIGATION

  SCHEDULE 1.20

  THE INTERNATIONAL TECHNOLOGY GROUP LIMITED
  PROPRIETARY INFORMATION

  SCHEDULE 1.21

  REAL PROPERTIES
  OF THE INTERNATIONAL TECHNOLOGY GROUP LIMITED

  SCHEDULE 2.1

  ARTICLES OF INCORPORATION
  AND BYLAWS OF GREATER CHINA CORPORATION

  SCHEDULE 2.2

  GREATER CHINA CORPORATION
  STOCK ISSUANCES

  SCHEDULE 2.3

  SUBSIDIARIES OF GREATER CHINA CORPORATION

  SCHEDULE 2.4

  OPTIONS AND WARRANTS
  OF GREATER CHINA CORPORATION

  SCHEDULE 2.9

  FINANCIAL STATEMENTS
  OF GREATER CHINA CORPORATION

  SCHEDULE 2.11

  GREATER CHINA CORPORATION
  ABSENCE OF CERTAIN CHANGES

  SCHEDULE 2.13

  GREATER CHINA CORPORATION
  LEASES

  SCHEDULE 2.14

  GREATER CHINA CORPORATION
  TAX RETURNS

  SCHEDULE 2.21

  REAL PROPERTIES OF
  GREATER CHINA CORPORATION

  SCHEDULE 2.24

  GREATER CHINA CORPORATION
  NONCOMPLIANCE WITH THE SECURITIES EXCHANGE ACT OF 1934

  SCHEDULE 3.2

  ESCROW AGREEMENT



  SCHEDULE 4.2

  INVESTMENT INTENT LETTER

       Board of Directors
       Greater China Corporation
       27 East 61st Street
       New York, NY 10021

            Re:  Acquisition of _____ Shares of Common Stock
                    of Greater China Corporation
  Gentlemen:

       In connection with the acquisition of ________ shares (the "Securities") of Common Stock of Greater China Corporation (the "Company"), pursuant to the terms of that certain Agreement for the Exchange of Stock ("Agreement"), dated as of September 30, 1997, between the Company on the one hand and the International Technology Group Limited ("ITG"), a Hong Kong corporation, and Gary Steven Robinson, an individual, Richard Barrie George, an individual, Ian Charles Hatchell, an individual, Simon Mark Coates, an individual, Mukhtiar Singh-Sohal, an individual, Martyn Paul Booker, an individual, and Sark Consultants Limited (collectively, the "ITG Shareholders"), on the other hand, each of the undersigned represents that the Securities are being acquired without a view to, or for, resale in connection with any distribution of such Securities or any interest therein without registration or other compliance under the Securities Act of 1933, as amended (the "Securities Act"), and that each of the undersigned has no direct or indirect participation in any such undertaking or in the underwriting of such an undertaking.

       Each of the undersigned understands that the Securities have not been registered, but are being acquired by reason of a specific exemption under the Securities Act as well as under certain state statutes for transactions by an issuer not involving any public offering and that any disposition of the subject Securities may, under certain circumstances, be inconsistent with the exemption and may make the undersigned an "underwriter" within the meaning of the Securities Act. It is understood that the definition of an "underwriter" focuses on the concept of "distribution" and that any subsequent disposition of the subject Securities can only be effected in transactions which are not considered distributions. Generally, the term "distribution" is considered synonymous with "public offering" or any other offer or sale involving general solicitation or general advertising. Under present law, in determining whether a distribution occurs when securities are sold into the public market, under certain circumstances one must consider the availability of public information regarding the issuer, a holding period for the securities sufficient to assure that the persons desiring to sell the securities without registration first bear the economic risk of their investment, and a limitation on the number of securities which the stockholder is permitted to sell and on the manner of sale, thereby reducing the potential impact of the sale on the trading markets. These criteria are set forth specifically in Rule 144 promulgated under the Securities Act. After one year from the date the Securities are fully paid for and the subscription is accepted by the issuer, all as calculated in accordance with Rule 144(d), sales of the Securities in reliance on Rule 144 can only be made in limited amounts in accordance with the terms and conditions of that rule. After two years from the date the Securities are fully paid for, as calculated in accordance with Rule 144(d), they can generally be sold without meeting these conditions provided the holder is not (and has not been for the preceding three months) an affiliate of the issuer.

       Each of the undersigned acknowledges that each of the undersigned must bear the economic risk of the investment for an indefinite period of time; the Securities are speculative and involve a high degree of risk, including, the potential loss of the investment herein; the Securities must be held and may not be sold, transferred or otherwise disposed of for value unless they are subsequently registered under the Securities Act or an exemption from such registration is available; the issuer is under no obligation to register the Securities under the Securities Act or under Section 12 of the Securities Exchange Act of 1934, as amended, except as may be expressly agreed to by it in writing; if Rule 144 is available, and no assurance is given that it will be, initially only routine sales of such Securities in limited amounts can be made in reliance on Rule 144 in accordance with the terms and conditions of that rule; the issuer is under no obligation to each of the undersigned to make Rule 144 available, except as may be expressly agreed to by in writing; in the event Rule 144 is not available, compliance with Regulation A or some other disclosure exemption may be required before each of the undersigned can sell, transfer or otherwise dispose of such Securities without registration under the Securities Act; the issuer's registrar and transfer agent will maintain a stop transfer order against the registration or transfer of the Securities; and the certificate representing the Securities will bear a legend in substantially the following form so restricting the sale of such Securities.

  THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT, THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

       The issuer may refuse to register transfer of the Securities in the absence of compliance with Rule 144 unless each of the undersigned furnishes the issuer with a "no action" or interpretative letter from the Securities and Exchange Commission or an opinion of counsel reasonably acceptable to the issuer stating that the transfer is proper; further, unless such letter or opinion states that the Securities are free of any restrictions under the Securities Act, the issuer may refuse to transfer the Securities to any transferee who does not furnish in writing to the issuer the same representations and agree to the same conditions with respect to such Securities as set forth herein. The issuer may also refuse to transfer the Securities if any circumstances are present reasonably indicating that the transferee's representations are not accurate.


  Dated: ___________________, 1997


                                               (Print Name)



  ________________________________         (Street Address)
  (Signature of Authorized Person)



  _______________________________      (City, State and Zip)
         (Tax I.D. Number)




                                               (Print Name)



  ________________________________         (Street Address)
  (Signature of Authorized Person)



  _______________________________      (City, State and Zip)
          (Tax I.D. Number)










  SCHEDULE 5.2

  OFFICER'S CERTIFICATE
  OF THE INTERNATIONAL TECHNOLOGY GROUP LIMITED


       The undersigned, Gary S. Robinson and Richard George, hereby certify that they are the duly elected and acting Managing Directors of The International Technology Group Limited ("ITG"), a Hong Kong corporation, and further that:

            1. All representations and warranties made by ITG in that certain Agreement for the Exchange of Stock ("Agreement"), dated as of September 30, 1997, between the Company on the one hand and the International Technology Group Limited ("ITG"), a Hong Kong corporation, and Gary Steven Robinson, an individual, Richard Barrie George, an individual, Ian Charles Hatchell, an individual, Simon Mark Coates, an individual, Mukhtiar Singh-Sohal, an individual, Martyn Paul Booker, an individual, and Sark Consultants Limited (collectively, the "ITG Shareholders"), on the other hand, are true and correct as of this date with the same effect as if made on such date and that ITG has performed or complied with all obligations, covenants and conditions required by the Agreement to be performed or complied with by it on or prior to this date.

            2. Except as disclosed in this Schedule 5.2, there is no litigation, proceeding, investigation or inquiry pending or, to the best knowledge of the Corporation, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the ITG Schedules to the Agreement, by or against ITG, which might result in any material adverse change in any of the assets, properties, business or operations of ITG.

                      ______________________________
                                     Gary S. Robinson




                        ______________________________
                                     Richard George









      SCHEDULE 6.2

                  OFFICER'S CERTIFICATE
                          OF
                 GREATER CHINA CORPORATION

       The undersigned, John W. Allen and Peter R. Barker, hereby certify that they are the duly elected and acting Chairman and Chief Executive Officer and the Executive Vice President of
  Greater China Corporation (the "Company"), a Delaware corporation, and further that:

            1. All representations and warranties made by the Company in that certain Agreement for the Exchange of Stock ("Agreement"), dated as of September 30, 1997, between the Company on the one hand and the International Technology Group Limited ("ITG"), a Hong Kong corporation, and Gary Steven Robinson, an individual, Richard Barrie George, an individual, Ian Charles Hatchell, an individual, Simon Mark Coates, an individual, Mukhtiar Singh-Sohal, an individual, Martyn Paul Booker, an individual, and Sark Consultants Limited (collectively, the "ITG Shareholders"), on the other hand, are true and correct as of this date with the same effect as if made on such date and that the Company has performed or complied with all obligations, covenants and conditions required by the Agreement to be performed or complied with by it on or prior to this date.

            2. Except as disclosed in this Schedule 6.2, there is no litigation, proceeding, investigation or inquiry pending or, to the best knowledge of the Corporation, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the GCC Schedules to the Agreement, by or against the Company, which might result in any material adverse change in any of the assets, properties, business or operations of the Company.

                      ______________________________
                                     John W. Allen




                        ______________________________
                                     Peter R. Barker







                  SCHEDULE 7.1

                  LIST OF BROKERS AND FINDERS
     OF
                 GREATER CHINA CORPORATION
      AND
                 THE INTERNATIONAL TECHNOLOGY GROUP LIMITED



  Officer's Certificate


       The undersigned hereby certifies that he is the duly elected, qualified and acting [Managing Director] [Chief Financial Officer] of The International Technology Group Limited, a Hong Kong corporation ("ITG"), and acknowledges that the statements set forth in this Officer's Certificate will be relied upon by the firm of Robin Bridge & John Liu in connection with their issuance of an opinion of counsel to the ITG Shareholders ("defined below") with respect to the transactions contemplated by that certain Agreement for the purchase and sale of stock (the "Agreement"), dated as of September 30, 1997, by and among Greater China Corporation, a Delaware corporation ("GCC"), on the one hand; and ITG and Gary Steven Robinson, Richard Barrie George, Ian Charles Hatchell, Simon Mark Coates, Mukhtiar Singh-Sohal, Martyn Paul Booker, and [entity owned by Richard Rund] (collectively, the "ITG Shareholders") on the other hand, and that, as such, he is familiar with the facts herein certified and is duly authorized to certify the same and does hereby further certify as follows:

       1.Attached hereto as Exhibit "A" is a true and correct copy of the Agreement.

       2. Each individual who, as a director or officer of ITG, signed the Agreement on behalf of ITG, is now duly elected or appointed, and the signatures of such persons appearing on such documents are their genuine signatures.

       3. ITG is a corporation, duly organized, validly existing and in good standing under the laws of Hong Kong and has the corporate power and is duly licensed under all material applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to conduct its business as now conducted, including qualification to do business as a foreign corporation in those jurisdictions in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Attached hereto as Exhibit "B" is a true and correct copy of a Certificate of good Standing for the Company issued by Hong Kong, dated _____________.

       4. To the best knowledge of the undersigned, each ITG Shareholder has the full right, power, legal capacity and authority to execute and deliver and perform his obligations under the Agreement and to engage in the transactions contemplated by the Agreement; and the Agreement have been duly authorized, executed and delivered by each of the ITG Shareholders and constitute legal, valid and binding obligations of each of the ITG Shareholders, enforceable in accordance with their respective terms.

       5. Neither the execution and delivery by each of the ITG Shareholders of the Agreement nor the consummation by each of the ITG Shareholders of any of the transactions contemplated by the Agreement and the fulfillment of the terms thereof, will (i) violate or conflict with the Articles of Incorporation or Bylaws of ITG, (ii) in any material respect, conflict with or result in a breach of, or constitute a default under, the terms of any indenture, note, mortgage, deed of trust, agreement or other instrument known to me, to which ITG is a party or by which ITG is bound or any order or regulation known to me to be applicable to ITG of any court, regulatory body, administrative agency or other governmental body having jurisdiction over it, or (iii) result in the creation or imposition of any lien, claim, charge, restriction, equity or encumbrance of any kind whatsoever upon, or give to any other persons any interest or right in or with respect to, any of the properties or assets of ITG.

       6. The authorized capitalization of ITG consists of 10,000 ordinary shares of common stock. As of the date hereof, there were issued and outstanding 10,000 shares (the "Shares") of common stock, of which the ITG Shareholders are the registered owners. All issued and outstanding shares have been legally and validly issued, and are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. Other than the transactions contemplated by the Agreement, there are, to the best of my knowledge, no outstanding contracts, agreements, calls, options, warrants, rights, subscriptions, obligations or other commitments of ITG, directly or indirectly, relating to or calling for the authorization, issuance, transfer, sale, or other disposition of or the repurchase or other acquisition of any shares, issued or unissued, of the capital stock or other voting securities of ITG or securities convertible or exchangeable into or for any of the foregoing.

       7. To the best of my knowledge, except as stated in Exhibit ___ of the Agreement, ITG does not own or control, directly or indirectly, any stock, equity, voting, ownership or other similar interest in any corporation, partnership, limited liability company, joint venture, trust, association, organization or other entity.

       8. Upon delivery to GCC of the certificates representing the Shares as provided in the Agreement, GCC will receive good and marketable title to the Shares, all of such Shares shall be received by GCC as validly issued, fully paid and nonassessable, free and clear of all liens, encumbrances, security interests, equities, options, claims, charges, limitations on voting rights or rights to receive dividends, or other restrictions of any kind (other than any generally imposed by securities laws or as otherwise provided for in the Agreement).

       9. To the best of my knowledge, except as stated in exhibit ___ of the Agreement, there is no judgment, order, writ, injunction or decree of any court or governmental authority to which ITG is a party or by which ITG is bound, and there is no lawsuit, arbitration, government proceeding, investigation or audit pending or threatened in which ITG is a party (as plaintiff, defendant or otherwise).

       10. I have made an examination of all of the material contracts and other obligations of ITG and made such inquiries as I deemed prudent in the circumstance and have concluded that no consent, approval or authorization of or filing or registration with any governmental body or agency is required for the execution and delivery of the Agreement or the consummation of the transactions contemplated by the Agreement.

       11.  The representations and warranties of ITG and the ITG
  Shareholders as set forth in the Agreement are true and correct as of the date hereof.

       12. All capitalized terms not otherwise defined herein shall have the meanings given such terms in the Agreement.

       IN WITNESS WHEREOF, the undersigned has executed this certificate as of [date of delivery of shares by escrow agent].




















































  Exhibit B
                            AMENDMENT NO. 1
                TO AGREEMENT FOR THE EXCHANGE OF STOCK


       THIS AMENDMENT NO.1 TO AGREEMENT FOR THE EXCHANGE OF STOCK (the Amendment ), is entered into as of March 25, 1998 by and among (1) Greater China Corporation, a Delaware corporation ( GCC ), (2) The International Technology Group Limited, a Hong Kong corporation ( ITG ) and (3) Gary Steven Robinson, an individual, Richard Barrie George, an individual, Ian Charles Hatchell, an individual, Simon Mark Coates, an individual, Mukhtiar Singh-Sohal, an individual, Martyn Paul Booker, an individual, and Sark Consultants Limited, a corporation ( collectively the ITG Shareholders ).

                               Premises

    WHEREAS, GCC and the ITG Shareholders have entered into an Agreement for the Exchange of Stock (the Agreement ), dated as of September 30, 1997, which provided for the exchange of 10,000 shares of HK$ 1.00 value, Ordinary shares of stock (the
   Exchanged ITG Stock ) of ITG owned by the ITG Shareholders, in exchange for 10,000,000 shares of the US$ 0.02 par value shares of common stock (the Exchanged GCC Stock ), of GCC, subject to adjustment in accordance with Section 3.6 of the Exchange Agreement;

    WHEREAS, GCC, ITG and the ITG Shareholders desire to effect the following amendments to the Agreement in the form of agreements set forth below, which shall have the effect of amending certain terms and conditions of the Agreement, but shall incorporate all of the other terms and conditions of the Agreement not otherwise inconsistent with this Amendment; and

    WHEREAS, the parties intend and believe that it is in their best interests to enter into this Amendment and the other agreements contemplated herein;



                                 Agreement

    NOW, THEREFORE, on the stated premises and for and in consideration of the mutual covenant and agreements hereinafter set forth and the mutual benefits to the parties to be derived here from, it is hereby agreed as follows:

  1. Amendment of Certain Provisions of the Agreement. The parties hereby agree to amend and restate Sections 3.3 and 3.6 of the Agreement as follows:

  Section 3.3. Release of Escrowed Shares. The parties hereby agree and the Escrow Agent is hereby instructed that the Exchanged ITG Stock shall be released and delivered to GCC and the Exchanged GCC stock shall be released and delivered to the ITG Shareholders pursuant to the terms of this Agreement and the Escrow Agreement.

  Section 3.6. Delivery of Additional Shares. Simultaneously with the release and delivery of the Exchanged ITG Stock and the exchanged GCC Stock by the Escrow Agent pursuant to Section 3.3 hereof, GCC shall deliver to the ITG Shareholders an additional 3,755,169 shares of GCC Common Stock, which shall be deemed to be Exchanged GCC Stock for purposes of this Agreement, and which shall be delivered to the ITG Shareholders in proportion to their percentage ownership of Exchanged ITG Stock, as follows:
  Gary Steven Robinson, an individual     : 1,464,515 Shares of
         GCC Common Stock.
  Richard Barrie George, an individual    : 1,464,515 Shares of
  GCC Common Stock.
  Sark Consultants Ltd., a Corporation    :    337,966 Shares of
  GCC Common Stock.
  Ian Charles Hatchell, an individual     :    375,517 Shares of
  GCC Common Stock.
  Simon Mark Coates, an individual  :     37,552 Shares of GCC
  Common Stock.
  Mukhtiar Singh-Sohal, an individual     :    37,552 Shares of
  GCC Common Stock.
  Martyn Paul Booker, an individual :     37,552 Shares of GCC
  Common Stock.

    1. Incorporation by Reference of Agreement. The terms of this Amendment shall incorporate all of the terms and conditions of the Agreement, including certain capitalization terms included herein as defined in the Agreement, not therewise inconsistent with this Amendment. In the event of any inconsistency between the Agreement and this Amendment, the terms and conditions of this Amendment shall control.

  IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and entered into and closed as of the date first above written at New York, New York.
  ("GCC")
  Greater China Corporation
  A Delaware Corporation

  By: /s/John W. Allen
  -----------------------------------------
  John W. Allen, Chairman and CEO


  By: /s/ Peter R. Barker
  -----------------------------------------
  Peter R. Barker, Executive Vice President





  ("ITG")
  The International Technology Group Limited
  A Hong Kong Corporation


  By : /s/ Gary S. Robinson
  -----------------------------------------
  Gary Steven Robinson, Managing Director


  By : /s/ Richard B. George
  -----------------------------------------
  Richard Barrie George, Managing Director

  ("ITG Shareholders")


  By : /s/ Gary S. Robinson
  ------------------------------------------
  Gary Steven Robinson, an individual

  By :  Richard B. George
  -------------------------------------------
  Richard Barrie George, an individual

  By : Ian C, Hatchell
  -------------------------------------------
  Ian Charles Hatchell, an individual

  By : /s/ Simon M. Coates
  -------------------------------------------
  Simon Mark Coates, an individual

  By : /s/ Mukhtiar Singh-Sohal
  -------------------------------------------
  Mukhtiar Singh-Sohal, an individual

  By : /s/ Martyn P. Booker
  -------------------------------------------
  Martyn Paul Booker, an individual

  By : Sark Consultants Ltd.
  -------------------------------------------
  Sark Consultants Ltd., a Corporation